SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LINKTONE LTD.
(Name of Subject Company)

LINKTONE LTD.
(Name of Person(s) Filing Statement)

American Depositary Shares, each representing 10 ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

535925101
(CUSIP Number of Class of Securities)

Michael Li
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China 200001
86-21-3318-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Mark J. Lehmkuhler
Davis Polk & Wardwell
The Hong Kong Club Building, 18th Floor
3A Chater Road
Hong Kong
(852) 2533-3300

 ☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

December 21, 2007

Dear Shareholder:

You are cordially invited to attend a special meeting of the shareholders of Linktone Ltd. (“Linktone”) to be held on January 30, 2008 at 2:00 p.m. Beijing time. The meeting will take place at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China.

At the special meeting, we will ask holders (collectively, “shareholders”) of our ordinary shares, par value US$0.0001 per share (“ordinary shares”) and American Depositary Shares, each representing ten ordinary shares (“ADSs,” collectively, with our ordinary shares, the “shares”) to approve the transactions contemplated by the acquisition agreement by and between Linktone and PT Media Nusantara Citra Tbk (“MNC”) dated as of November 28, 2007 (the “acquisition agreement”), as amended by an extension letter dated December 19, 2007 (the “extension letter”). The transactions contemplated by the acquisition agreement include the subscription and purchase by MNC of up to 252,000,000 newly-issued ordinary shares of our company, the related tender offer and certain other matters (collectively, the “proposed transaction”). In connection with the proposed transaction, MNC will make a partial tender offer in the United States for up to 24.8% of our outstanding shares at an equivalent price per share as to be paid by MNC to subscribe for and purchase our newly-issued ordinary shares. MNC will undertake the tender offer in the United States by tendering for the ADSs traded in the United States. The closing of the tender offer and the closing of the subscription and purchase by MNC of our shares will be conditioned on, among other things, the approval by our shareholders of the proposed transaction. Under the terms of the acquisition agreement, MNC will subscribe for and purchase a number of newly-issued shares that, when taken together with the shares acquired by MNC in the tender offer, will result in MNC holding shares equal to not less than 51% of our outstanding shares after giving effect to the increase in our outstanding shares following MNC’s subscription and purchase of newly-issued shares. Consequently, the subscription and purchase and tender offer by MNC will result in a change of control of our company. The tender offer price will be set at US$3.80 per ADS (equal to US$0.38 per ordinary share) and the subscription price will be equivalent to the tender offer price on a per ordinary share basis. The tender offer price and the subscription price each represent a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007.

After careful consideration, our board of directors unanimously approved the acquisition agreement and the proposed transaction and declared the proposed transaction to be fair to, advisable and in the best interests of our company and our shareholders. Our board of directors unanimously recommends that our shareholders vote FOR the approval of the proposed transaction.

Of the three proposals that we will ask our shareholders to consider and to vote on at the special meeting, two must be approved by the affirmative vote of the holders of a majority of our shares present in person or by proxy and entitled to vote at this special meeting with sufficient quorum, and one must be approved by the affirmative vote of the holders of at least two-thirds of our shares present in person or by proxy and entitled to vote at this special meeting with sufficient quorum. The shares must be present in person or by proxy and entitled to vote at this special meeting at which at least one-third of our outstanding shares are present in person or by proxy. If the proposed transaction is so approved by an affirmative vote for all three proposals, MNC will launch the tender offer within five business days after the conditions to the tender offer are satisfied or waived and will accept for payment and pay for the ADSs tendered pursuant to the tender offer as promptly as practicable after MNC is legally permitted to do so. On the date on which MNC accepts for payment and pays for the ADSs tendered in the tender offer, the subscription will take place.

The accompanying notice of the special meeting of shareholders provides specific information concerning the special meeting. The enclosed proxy statement provides you with a summary of the proposed transaction, the acquisition agreement and additional information about the parties involved. Linktone is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, and is therefore not obligated to comply with the U.S. proxy rules. We urge you to carefully read the enclosed proxy statement, including the exhibits.

Your vote is very important. If you are a holder of ordinary shares, whether you plan to attend the special meeting or not, please complete the enclosed proxy card and return it as promptly as possible. If you attend the special meeting, you may continue to have your ordinary shares voted as instructed in the proxy or you may withdraw your proxy at the special meeting and vote your ordinary shares in person. If you are a holder of our ADSs, you will need to return your ADR Voting Instruction Card to JPMorgan Chase Bank, N.A., in accordance with the instructions on such card and JPMorgan Chase Bank, N.A. will vote your ADSs in accordance with your direction.

Sincerely,

Michael Guangxin Li
Chief Executive Officer

This letter and the attached notice and proxy statement are neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding shares of Linktone described in this letter and the attached notice and proxy statement has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

The offer documents required under U.S. laws, including Linktone’s recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. The recommendation statement and other documents filed with or furnished to the SEC are available for free at the SEC’s website (http://www.sec.gov). Free copies of these documents can also be obtained by directing a request to Linktone at the address referred to in this proxy statement.

LINKTONE LTD.

12/F Cross Tower
318 Fu Zhou Road, Huang Pu District
Shanghai, 200001, the People’s Republic of China
_______________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2008
_______________

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Linktone Ltd. (“Linktone”) will be held on January 30, 2008 at 2:00p.m.. Beijing time. The meeting will take place at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China, for the purpose of acting upon the following proposals:

1. to approve the adoption of the acquisition agreement by and between Linktone and PT Media Nusantara Citra Tbk (“MNC”) dated as of November 28, 2007 (the “acquisition agreement”) and the issuance of up to 252,000,000 ordinary shares to MNC representing up to 51% of the outstanding shares of our company after giving effect to such issuance;

2. to approve an amendment to our Amended and Restated Memorandum and Articles of Association to require that material transactions between our company and any holder of 5% or more of our share capital be approved (i) by a majority of the disinterested directors of our board, in the case of transactions valued at or above US$1 million, and (ii) by holders of a majority of the shares held by our disinterested shareholders, in the case of transactions valued at or above US$10 million; and

3. to elect MNC’s designees to our company’s board of directors, subject to and effective upon the consummation of the subscription and purchase.

The foregoing proposals are more fully described in the proxy statement which is attached and made a part of this notice.

Holders (collectively, the “shareholders”) of record of our ordinary shares, par value US$0.0001 per share (“ordinary shares”) and/or our American Depositary Shares, each representing ten ordinary shares (“ADSs,” collectively, with the ordinary shares, the “shares”) at the close of business on December 21, 2007 are entitled to vote at the special meeting or any postponements or adjournments of the special meeting. The presence in person or by proxy of shareholders holding at least one-third of our outstanding shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the special meeting. Proposals No. 1 and No. 3 must be approved by the affirmative vote of the holders of a majority of our shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum, and Proposal No. 2 must be approved by the affirmative vote of the holders of at least two-thirds of our shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum. If you do not plan to attend the meeting and vote your shares in person, please mark, sign, date and promptly return the enclosed proxy card in the accompanying envelope.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the special meeting and voting in person. Attendance at the special meeting in and of itself does not revoke a prior proxy. If you want to revoke your proxy, a written notice of revocation must be delivered to the attention of Colin Sung, our chief financial officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold our ADSs.

After careful consideration, our board of directors unanimously approved the acquisition agreement and the proposed transaction and declared the proposed transaction to be fair to, advisable and in the best interests of our company and our shareholders. Our board of directors unanimously recommends that our shareholders vote FOR the approval of the proposed transaction.

We encourage you to read this proxy statement carefully. If you have any questions or need assistance voting your ordinary shares and/or ADSs, please call our proxy solicitation agent D. F. King & Co. at (212) 269-5550 or (800) 829-6551.

This notice and the proxy statement were first mailed to shareholders on or about December 21, 2007.

By Order of the Board of Directors

Michael Guangxin Li
Chief Executive Officer

TABLE OF CONTENTS
_______________

Page
QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION	1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	4
INFORMATION CONCERNING THE SPECIAL MEETING	5
Time, Place and Purpose of the Special Meeting	5
Vote Required; Quorum	5
Solicitation Of Proxies	6
THE ACQUISITION	7
About the Parties	7
Overview of the Proposed Transaction	7
Reasons for the Proposed Transaction	8
Background of the Proposed Transaction	10
Opinion of Morgan Stanley	13
PROPOSAL NO. 1: ADOPTION OF THE ACQUISITION AGREEMENT AND ISSUANCE OF UP TO 252,000,000 NEW ORDINARY SHARES IN CONNECTION WITH THE PROPOSED TRANSACTION	13
PROPOSAL NO. 2: AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION	13
PROPOSAL NO. 3: ELECTION OF DIRECTORS	14
THE ACQUISITION AGREEMENT	17
The Tender Offer	17
The Tender Offer Price to be Paid by MNC to Holders of Our ADSs	17
The Subscription and Purchase	18
Subscription Price to be Paid by MNC to Our Company	18
Amendment of Our Amended and Restated Memorandum and Articles of Association	18
Replacement of Directors, Chief Executive Officer and Chief Financial Officer	18
Representations and Warranties of Our Company	18
Representations and Warranties of MNC	22
Covenants Regarding Conduct of Our Business	23
Other Covenants	25
No Solicitation	27
Conditions to the Tender Offer	28
Conditions to the Subscription	29
Funding Commitment	31
Termination	31
Breakup Fee, Reverse Breakup Fee and Expenses	32
Amendment of the Acquisition Agreement	33
Definition of Company Material Adverse Effect	33
Assignment and MNC Guarantee	34
Specific Performance	34
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	34
MARKET PRICE OF OUR AMERICAN DEPOSITARY SHARES	37
SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	37
WHERE YOU CAN FIND ADDITIONAL INFORMATION	39
EXHIBIT A — THE ACQUISITION AGREEMENT	A-1
EXHIBIT B — AMENDMENT TO THE ACQUISITION AGREEMENT	B-1
EXHIBIT C — MORGAN STANLEY OPINION	C-1

i

LINKTONE LTD.

12/F Cross Tower
318 Fu Zhou Road, Huang Pu District
Shanghai, 200001, the People’s Republic of China
_______________

PROXY STATEMENT
_______________

This proxy statement is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding ADSs of Linktone described in this proxy statement has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the SEC in accordance with U.S. securities laws.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION

Q:	Why have I received this document?

A:
Our company has entered into an acquisition agreement with PT Media Nusantara Citra Tbk (“MNC”) dated as of November 28, 2007 (the “acquisition agreement”), as amended by an extension letter dated December 19, 2007 (the “extension letter”) pursuant to which MNC will purchase not less than 51% of our outstanding shares using a combination of a tender offer for our outstanding American Depositary Shares, each representing ten ordinary shares (“ADSs”) and a subscription for newly-issued ordinary shares of our company, par value US$0.0001 per share (“ordinary shares,” collectively, with the ordinary shares represented by the ADSs, the “shares”). The transactions contemplated by the acquisition agreement include the subscription and purchase by MNC of our ordinary shares, the related tender offer and certain other matters (collectively, the “proposed transaction”). The tender offer price and the subscription price are equal on a per ordinary share basis, and will be set at US$3.80 per ADS and US$0.38 per ordinary share. The proposed subscription and purchase by MNC of our ordinary shares is subject to approval by our shareholders as it will result in a change of control of our company. The acquisition agreement also proposes to make an amendment to our Amended and Restated Memorandum and Articles of Association and to elect certain nominees designated by MNC to our board of directors, each subject to approval by our shareholders as required by our Amended and Restated Memorandum and Articles of Association.

This document contains important information regarding the proposed transaction, as well as information about us and the other parties to the acquisition agreement. It also contains important information about what our board of directors considered in approving the proposed transaction. We urge you to read this proxy statement including the exhibits carefully, and you may also want to review the documents referenced in the section captioned “Where You Can Find Additional Information” on page 39. Linktone is not subject to the U.S. proxy rules as it is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Does the board of directors recommend approval of the proposed transaction and the adoption of the acquisition agreement?

A:
Yes. After careful consideration, our board of directors has unanimously approved the proposed transaction and has voted to recommend that holders of our ordinary shares and/or ADSs (“shareholders”) vote FOR the approval of the proposed transaction and the adoption of the acquisition agreement.

Following the receipt of an initial proposal and a revised proposal from MNC in respect of the proposed transaction on September 28, 2007 and October 29, 2007, respectively, our board of directors held numerous meetings to review, discuss, evaluate and consider the terms of such proposals and all other matters in connection with the proposed transaction and the strategic alternatives of our company. Among the factors considered were the purchase price premium offered by MNC in the subscription and purchase and the related tender offer, the increase in our cash balances that will result from the subscription and purchase, the potential benefits to the company from its proposed strategic alliance with MNC, and the opportunity the tender offer presents to provide liquidity to our ADS holders participating in the tender offer. For a more detailed description of factors considered by our board of directors, see the section captioned “Reasons for the Proposed Transaction” on page 8.

Q:	What am I being asked to vote on?

A:
Our shareholders are being asked to approve the following proposals in accordance with the terms of the acquisition agreement: (1) to approve the adoption of the acquisition agreement and the issuance of up to 252,000,000 ordinary shares to MNC representing up to 51% of the outstanding shares of our company after giving effect to such issuance (“Proposal No. 1”); (2) to approve an amendment to our Amended and Restated Memorandum and Articles of Association to require that material transactions between our company and any holder of 5% or more of our share capital be approved (i) by a majority of the disinterested directors of our board, in the case of transactions valued at or above US$1 million, and (ii) by holders of a majority of shares held by our disinterested shareholders, in the case of transactions valued at or above US$10 million (“Proposal No. 2”); and (3) to elect MNC’s designees to our company’s board of directors, subject to and effective upon the consummation of the subscription and purchase (“Proposal No. 3”).

Q:
What is the premium over the market price of our shares, as represented by the price at which shares will be issued to MNC in the subscription and purchase and the price offered by MNC in the related tender offer?

A:
The tender offer price and the subscription price offered by MNC are equivalent on a per ordinary share basis, and will be set at US$3.80 per ADS and US$0.38 per ordinary share. The price represents a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007. The consideration is fixed and will not be adjusted for changes in the trading price of our ADSs prior to or after the closing date of the proposed transaction.

Q:	When do you expect to complete the proposed transaction?

A:
The special meeting of our shareholders is scheduled to be held on January 30, 2008 for our shareholders to consider and vote on the proposed transaction. At the meeting, if the proposed transaction is so approved, MNC will launch the tender offer within five business days after the conditions to the tender offer are satisfied or waived and MNC will accept for payment and pay for the shares tendered in the tender offer as promptly as practicable after it is legally permitted to do so. On the date on which MNC accepts for payment and pays for the ADSs tendered in the tender offer, the subscription will take place.

Q:	What vote is required to approve the proposed transaction?

A:
Approval of Proposal No. 1 and Proposal No. 3 each requires the affirmative vote of at least a majority of the shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum. Approval of Proposal No. 2, the amendment of our Amended and Restated Memorandum and Articles of Association requires the affirmative vote of at least two-thirds of the shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum. Approval of Proposal No. 2, the amendment of our Amended and Restated Memorandum and Articles of Association requires the affirmative vote of at least two-thirds of the shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum. Approval of the proposed transaction requires that at least one-third of our outstanding shares be present at the special meeting in person or by proxy to constitute a quorum. We urge you to complete, execute and return the enclosed proxy card to assure the representation of your shares at the special meeting.

Q:	Who is entitled to vote at the special meeting?

A:
Holders of ordinary shares of record at the close of business on December 21, 2007 (the “record date”) are entitled to receive notice of the special meeting and to vote the ordinary shares that they held on that date at the special meeting, or any postponements or adjournments of the special meeting. Each shareholder has one vote for each ordinary share that such shareholder owned on the record date. As of December 19, 2007, there were 240,291,321 ordinary shares outstanding (of which 233,009,610 were represented by our ADSs) and entitled to vote at the special meeting.

Q:	What happens if I sell my shares before the special meeting?

A:
The record date is earlier than the date of the special meeting. If you held ordinary shares on the record date but transferred them prior to the special meeting, you will retain your right to vote at the special meeting.

Q:	What is the location, date and time of the special meeting?

A:
The special meeting will be held at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China on January 30, 2008 at 2:00 p.m. Beijing time.

Q:	How do I vote?

A:
If you complete and properly sign the proxy card attached to this proxy statement and/or the ADR Voting Instruction Card and return it prior to the special meeting or deliver it to JPMorgan Chase Bank, N.A. in accordance with the instructions on the ADR Voting Instruction Card, as the case may be, your shares will be voted as you direct. If you are a holder of ordinary shares and attend the special meeting, you may deliver your completed proxy card or vote in person. Holders of ADSs will need to return their ADR Voting Instruction Card to JPMorgan Chase Bank, N.A., who as depositary of the ADSs and holder of record for all the ADSs has the sole right to vote the shares represented by the ADSs at the special meeting. JPMorgan Chase Bank, N.A. will vote the ADSs in accordance with the request of their holders.

An abstention is not counted as a vote for or against the proposed transaction, but counts toward fulfillment of the quorum requirement for the special meeting. If a holder of ADSs improperly fills out an ADR Voting Instruction Card or does not return the card to JPMorgan Chase Bank, N.A. in accordance with the instructions on such card, the shares represented by the ADSs held by such holder will not be voted by JPMorgan Chase Bank, N.A. at the special meeting and such broker non-votes will not be counted towards a quorum or for any purpose in determining whether any proposal is approved.

Q:	May I change my vote after I have mailed my signed proxy card?

A:
Yes. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use at the special meeting by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the special meeting and voting in person. Attendance at the special meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Colin Sung, our chief financial officer, if you hold ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold ADSs.

Q:	How will proxy holders vote my shares?

A:
If you complete and properly sign the proxy card attached to this proxy statement and/or the ADR Voting Instruction Card and return it prior to the special meeting or deliver it to JPMorgan Chase Bank, N.A. in accordance with the instructions on the ADR Voting Instruction Card, as the case may be, your shares will be voted as you direct. Our board of directors recommends a vote FOR the approval of the proposed transaction. The recommendation of our board of directors is set forth, together with the description of the proposed transaction, in this proxy statement.

Q:	How can I tender my ADSs?

A:
MNC will furnish you with tender offer materials on the date the tender offer is commenced which will include instructions on how to tender your ADSs and other information about the tender offer. The tender offer materials will also be publicly filed with the SEC on Schedule TO.

Q:	Where can I find more information about Linktone?

A:
We file annual and periodic reports, proxy statements and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC’s public reference facilities. You may call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available on the internet site the SEC maintains at www.sec.gov, at the offices of Nasdaq and on our website at www.linktone.com. Information contained on our website is not part of, or incorporated in, this proxy statement. You can also request copies of these documents from us. See the section captioned “Where You Can Find Additional Information” on page 39.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:
We have selected D. F. King & Co. as our proxy solicitation agent to solicit proxies on our behalf. Proxies may be solicited on our behalf by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners. All costs of soliciting proxies will be borne by our company.

Q:	Whom can I call with questions?

A:
If you have any questions, require assistance in voting your shares, or need additional copies of our proxy materials, please call our proxy solicitation agent, D.F. King & Co., Inc. at the phone numbers listed below.

D.F. King & Co., Inc. 48 Wall Street 22nd Floor New York, NY 10005 Banks and brokers call collect: (212) 269-5550 Institutional investors call: (212) 493-6990 All others call toll free: (800) 829-6551

You may also wish to consult your own legal, tax, financial and/or other advisors with respect to the matters described in this document.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement (including information incorporated by reference) contains certain forward-looking statements, including statements relating to the financial condition, results of operations, plans, objectives, future performance and businesses of our company, as well as information relating to the proposed transaction, the acquisition agreement and other transactions contemplated by the acquisition agreement, including, among other things, statements concerning the expected closing of the proposed transaction, the conduct of the business of our company if the proposed transaction is not completed, litigation related to the proposed transaction and tax consequences of the proposed transaction.

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. These forward-looking statements are based on current expectations, beliefs, assumptions, estimates and projections about the industry and markets in which our company operates. Words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” and variations of such words and similar words also identify forward-looking statements. Our company also may provide oral or written forward-looking information in other materials released by our company to the public.

You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. Although we believe that the expectations reflected in any forward-looking statements that we made are based upon reasonable assumptions, these risks, uncertainties and other factors may cause our actual results, performance or achievements to differ materially from anticipated future results, or the performance or achievements expressed or implied by such forward-looking statements. Accordingly, there can be no assurance that these expectations will be realized. As a result, our actual results could materially differ from those set forth in the forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	the satisfaction of the conditions to closing of the proposed transaction, including the approval of our shareholders;

•	potential or actual litigation challenging the proposed transaction;

•	the effects of changes in accounting policies and other regulatory matters detailed in our filings with the SEC;

•	the risks inherent in our cross-media strategy and partnerships, including the status of our contractual relationships with mobile and fixed line operators in China;

•	difficulties in making future projections in the rapidly evolving telecommunications industry;

•	the unpredictability of laws and regulations in China, particularly any changes in media and telecommunication regulation;

•	changes in the local and national economic conditions in China, including changes in job growth, interest rates, and the availability of financing and other factors; and

•	the occurrence of a material adverse change in our business, assets, properties, results of operations or financial condition of our company taken as a whole.

You should carefully review all of these factors, and you should be aware that there may be other factors that could cause such differences. We caution you not to place undue reliance on any forward-looking statements. We undertake no obligation to update or revise forward-looking statements in this proxy statement (including information incorporated by reference) to reflect changes in underlying assumptions or factors, new information, future events or otherwise. Any forward-looking statements speak only as of the date that they are made.

INFORMATION CONCERNING THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

A special meeting of our shareholders will be held on January 30, 2008 at 2:00 p.m. Beijing time. The meeting will take place at our principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China. The purpose of the meeting is to act upon the acquisition agreement and to approve the following three proposals: (1) to approve the adoption of the acquisition agreement and the issuance of up to 252,000,000 ordinary shares to MNC representing up to 51% of the outstanding shares of our company after giving effect to such issuance (“Proposal No. 1”); (2) to approve an amendment to our Amended and Restated Memorandum and Articles of Association to require that material transactions between our company and any holder of 5% or more of our share capital be approved (i) by a majority of the disinterested directors of our board, in the case of transactions valued at or above US$1 million, and (ii) by holders of a majority of shares held by our disinterested shareholders, in the case of transactions valued at or above US$10 million (“Proposal No. 2”); and (3) to elect MNC’s designees to our company’s board of directors, subject to and effective upon the consummation of the subscription and purchase (“Proposal No. 3”). If the proposals are approved by the requisite percentages of our shareholders present in person or by proxy at the special meeting, the consummation of the proposed transaction will result in a change of control of our company and in MNC’s nominees constituting a majority of the directors on our board.

Our board of directors unanimously approved the proposed transaction and the other transactions contemplated by the acquisition agreement and declared the proposed transaction and the other transactions contemplated by the acquisition agreement to be fair to, advisable and in the best interests of our company and our shareholders. Our board of directors unanimously recommends that holders of our ordinary shares and ADSs vote FOR the adoption of the acquisition agreement and approval of the proposed transaction.

Although it is not expected, if we have not received sufficient votes to approve the proposed transaction at the special meeting, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. No business or matter other than the business or matters indicated above may be properly presented at any adjournments or postponements of the special meeting.

Vote Required; Quorum

Holders of record of ordinary shares at the close of business on December 21, 2007 are entitled to vote at the special meeting or any postponements or adjournments of the special meeting. As of December 19, 2007,

240,291,321 of our shares were issued and outstanding, of which approximately 233,009,610 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding shares entitled to vote at the special meeting will constitute a quorum for the transaction of business at the special meeting.

Each ordinary share outstanding on the record date is entitled to one vote. Voting at the special meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. For Proposal No. 1 and Proposal No. 3, the affirmative vote of at least a majority of the shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum will approve the two proposals. For Proposal No. 2, the affirmative vote of at least two-thirds of the shares present in person or by proxy and entitled to vote at the special meeting with sufficient quorum will approve the proposal. MNC’s obligation to consummate the proposed transaction is conditional upon, among other things, each of the three proposals receiving the appropriate number of votes.

Solicitation of Proxies

The costs of soliciting proxies will be borne by our company and we have selected D. F. King & Co. as our proxy solicitation agent to solicit proxies on our behalf. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

If you have any questions, require assistance in voting your shares, or need additional copies of our proxy materials, please call our proxy solicitation agent, D.F. King & Co., Inc. at the phone numbers listed below.

D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, NY 10005
Banks and brokers call collect: (212) 269-5550
Institutional investors call: (212) 493-6990
All others call toll free: (800) 829-6551

Holders of Ordinary Shares:

When a proxy is properly dated, executed and returned by a holder of ordinary shares, the shares it represents will be voted at the special meeting in accordance with the instruction of such holder set forth in such proxy. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against the proposed transaction.

Holders of ADSs:

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail this proxy statement, the accompanying notice of the special meeting and an ADR Voting Instruction Card to each holder of record of our ADSs. Upon the receipt of an ADR Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADR Voting Instruction Card. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote ordinary shares represented by ADSs other than in accordance with properly executed ADR Voting Instruction Cards. As the holder of record of all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the special meeting.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares represented by your ADSs are not able to be voted at the special meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a holder of ADSs prior to January 28, 2008, JPMorgan Chase Bank, N.A. will not vote the ADSs held by such holder and such broker non-votes will not be counted towards a quorum or for any purpose in determining whether any proposal is approved.

Revocability of Proxy

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the special meeting and voting in person. Attendance at the special meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Colin Sung, our chief financial officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold our ADSs.

THE ACQUISITION

About the Parties

Linktone Ltd.

We are one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. We provide a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through our company’s and our partners’ cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, our company develops, aggregates and distributes innovative and engaging products to maximize the breadth, quality and diversity of our offerings. Linktone is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended.

PT Media Nusantara Citra Tbk

PT Media Nusantara Citra Tbk (“MNC”) is the largest media company in Indonesia and the only integrated media company in Indonesia with operations encompassing content production, content distribution, nationwide free-to-air television networks, 24-hour program TV channels, newspapers, tabloids, radio networks, online media, as well as wireless value-added services. MNC’s in-house production assets, outsourcing relationships and operations of its multi-media platforms have enabled it to build the largest content library among broadcasters in Indonesia, with more than 63,000 hours of entertainment and news content currently on file and over 10,000 hours of additional content being developed per year.

Overview of the Proposed Transaction

Our company has entered into an acquisition agreement with MNC pursuant to which MNC will acquire not less than 51% of our outstanding shares through a partial tender offer for our outstanding ADSs and a subscription for our newly-issued ordinary shares. The tender offer price will be set at US$3.80 per ADS (equal to US$0.38 per ordinary share) representing a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007. The subscription price will be equivalent to the tender offer price on a per ordinary share basis (US$0.38 per ordinary share). For a more detailed description of the terms and conditions of the acquisition agreement, see the section captioned “The Acquisition Agreement” on page 17. A copy of the acquisition agreement and the extension letter are each attached to this proxy statement as Exhibit A and Exhibit B, respectively.

If the proposed transaction is approved by our shareholders at the special meeting, MNC will commence the tender offer on or about January 31, 2008 to purchase up to 6,000,000 ADSs, representing 60,000,000 ordinary shares, or approximately 24.8% of the total shares outstanding as of October 31, 2007, at a price equal to US$3.80 per ADS.

If the proposed transaction is approved by our shareholders at the special meeting and the other conditions to the subscription and purchase and the related tender offer are satisfied or waived, on the date on which MNC will make payment for and accept the ADSs tendered pursuant to the tender offer, we will issue to MNC, and MNC will subscribe for, up to 252,000,000 but not less than 180,000,000 ordinary shares. Following the consummation of the subscription and purchase and the related tender offer, MNC will own not less than 51% of our total issued outstanding share capital.

MNC will finance the subscription and purchase and the related tender offer using its cash reserves. The proposed transaction is subject to approval by our shareholders since the subscription and purchase and the related tender offer will result in a change of control of our company. The proposed transaction is not subject to any approval by government and regulatory authorities. Both the tender offer and the subscription and purchase are expected to close during the first quarter of 2008.

As the subscription and purchase and the related tender offer will result in our company being controlled by MNC, we propose to, and have reached an agreement with MNC to, amend our Amended and Restated Memorandum and Articles of Association by adding certain additional restrictions on transactions between our company and any significant shareholders, with the aim to better protect the interests of our public minority shareholders. The proposed amendment, as set forth in the section captioned “Proposal No. 2: Amendment to Memorandum and Articles of Association” on page 13, is subject to our shareholders’ approval.

In connection with the subscription and purchase and the related tender offer, MNC will nominate ten designees (the “MNC designees”) for election to our board of directors, with one of the nominees being elected to serve as chairman of our board of directors. The election of these nominees by our shareholders is a condition to MNC’s obligation to consummate the subscription and purchase and the related tender offer. For more information about the MNC designees, see the section captioned “Proposal No. 3: Election of Directors” on page 14. If elected by our shareholders, the MNC designees will become directors of our company subject to, and effective upon, the closing of the subscription and purchase and the related tender offer and the MNC designees will then constitute at least a majority of our board of directors. Prior to the closing of the subscription and purchase and the related tender offer, the current members of our board will continue to serve on our board. Once elected, the MNC designees will serve as directors on our board until the next regularly scheduled election for such positions or until the earlier of resignation, incapacity, death or termination for cause of such persons.

MNC will also designate one person to serve as our chief executive officer and one person to serve as our chief financial officer, and our board of directors, after the consummation of the proposed transaction, will appoint such persons to the positions to which they have been designated by MNC.

Reasons for the Proposed Transaction

Following the receipt of an initial proposal and a revised proposal from MNC in respect of the proposed transaction on September 28, 2007 and October 29, 2007, respectively, our board of directors held numerous meetings to review, discuss, evaluate and consider the terms of such proposals and all other matters in connection with the proposed transaction and the strategic alternatives of our company. Our board of directors also consulted extensively with our senior management as well as its financial and legal advisors, and with their assistance, evaluated and negotiated the terms of the acquisition agreement, including the proposed subscription and purchase and the related tender offer with MNC as reflected in the acquisition agreement.

In deciding whether or not to approve the proposed transaction and the acquisition agreement and whether or not the proposed transaction is fair to, and in the best interest of, our company and our shareholders, our board of directors carefully considered a variety of factors that might impact the long-term as well as short-term interests of our company and our shareholders. As part of its deliberations, our board of directors took into consideration our historical, current and prospective financial condition, results of operations, share price, capitalization and our operating, strategic and financial risks. In addition, our board of directors obtained a fairness opinion from Morgan Stanley which is described in more detail in the section captioned “Opinion of Morgan Stanley” on page 13. The principal factors that our board considered include (the order does not reflect their relative significance):

•
Value and Form of Consideration.  The consideration for the proposed transaction is payable in cash. The price of US$0.38 per ordinary share (equal to US$3.80 per ADS) represents a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007 (the last full trading day before the public announcement of the entry into the acquisition agreement). The consideration is fixed and will not be adjusted for changes in the trading price of our ADSs prior to the closing date of the subscription and purchase and the related tender offer. Our board of directors also considered the significant financial resources of MNC to finance the subscription and purchase and the related tender offer and the fact that the subscription and purchase and the related tender offer are not subject to any financing condition.

•
Increase in Cash Balances.  The consummation of the subscription and purchase will increase our cash balances by a minimum of US$68.4 million and a maximum of US$95.76 million, which will enable us to execute and implement our cross-media strategy and assist us in pursuing other opportunities.

•
Strategic Alliance with MNC.  Our board believes that MNC as our controlling shareholder will be in a position to enable our company to (1) develop and optimize vertically-integrated media operations, (2) leverage MNC’s relationships with a wide range of international content producers and distributors so as to improve the quality and quantity of the content we will be able to provide to our customers and enhance our own content production, (3) explore advertising and regional cross selling opportunities in China and other Asian countries, and (4) benefit from MNC’s operational expertise.

•
Liquidity for Our Shareholders.  Our shareholders will have an opportunity to sell some or all of their ADSs to MNC in the tender offer at a premium over our trading prices since November 1, 2007. If our shareholders tender more than the total number of ADSs that MNC has agreed to buy, MNC will purchase ADSs from the tendering shareholders on a pro-rata basis.

•
Morgan Stanley Analysis and Opinion.  Our board of directors considered as favorable to its determination the opinion of Morgan Stanley, dated November 28, 2007, to our board of directors to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the opinion, the consideration to be paid by MNC in the proposed transaction was fair, from a financial point of view, to the holders of our ordinary shares and ADSs (other than MNC and its affiliates).

•
Charter Amendment to Ensure Fair Dealing.  We and MNC have agreed that our Amended and Restated Memorandum and Articles of Association will be amended to include certain additional restrictions on transactions between our company and our significant shareholders or their affiliates designed to ensure that such transactions will be negotiated and entered into on an arm’s length basis.

•
We Have a Termination Right in the Event of a Superior Competing Transaction.  Our board of directors is prohibited from soliciting proposals and inquiries for competing transactions. However, if we receive unsolicited inquiries and proposals regarding a potential competing transaction that our board of directors determines in good faith (after consultation with financial advisor and outside counsel) constitutes or would reasonably be expected to result in a proposal superior to the proposed subscription and sale and related tender offer, taking into account the various legal, financial and regulatory aspects of such proposal, including the financial terms and its likelihood of consummation, we may provide information and participate in discussions and negotiations with respect to such a proposal if our board of directors determines in good faith that failure to do so would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law. Upon making such a determination and subject to the satisfaction of certain conditions, including our payment to MNC of a “break-up fee” of US$3 million, we may terminate the acquisition agreement and enter into an agreement with a third party with respect to such superior competing proposal.

•	Approval of Our Shareholders Is Required. The proposed transaction is subject to the approval of our shareholders and our shareholders have the option to reject the proposed transaction.

After taking into consideration all of the factors set forth above, our board of directors determined that the proposed subscription and purchase and related tender offer is fair to, and in the best interest of, our company and our shareholders.

Background of the Proposed Transaction

Our board of directors has periodically evaluated various potential opportunities for our company in a variety of transactions, including business combinations and other strategic alliances, with the goal of enhancing shareholder value.

During August and September of 2007, Linktone’s senior management periodically engaged in discussions with a number of potential business partners to explore various strategic opportunities, which includes the sale of all or a significant portion of Linktone’s share capital or a merger between Linktone and one or more of these potential partners. Certain discussions were based on a contemplated separation of Linktone’s mature wireless value-added services (“WVAS”) business and its more recently formed media advertising business. Our senior management considered a number of potential partners involved in the telecommunications, WVAS, media content, advertising and broadcasting sectors, including MNC. Initial discussions with such potential partners resulted in multiple follow-up conversations between members of our board of directors and/or our senior management and representatives of some of these potential partners.

On September 22, 2007, Chief Financial Officer of Linktone, Colin Sung, and senior management of MNC, including Group Chief Executive Officer Hary Tanoesoedibjo and Senior Vice President Ali Chendra, as well as MNC’s financial advisor, JPMorgan, held an initial meeting in Hong Kong to begin discussing the possibility of a transaction whereby MNC would acquire a controlling interest in Linktone.

On September 23, 2007, our senior management held a teleconference with our board of directors to update the board of directors on the status of discussions with various potential partners. In particular, our board of directors discussed the possible investment by MNC and its potential benefits both to Linktone’s future business prospects and to existing shareholders.

On September 27 and 28, 2007, the senior management of Linktone and MNC met in Jakarta to further discuss the possible investment in Linktone by MNC, including the relevant transaction parameters, management and corporate governance of Linktone following such an investment and potential business synergies resulting from such an alliance between the parties.

On September 28, 2007, MNC made a non-binding indicative proposal to our board of directors to subscribe for and purchase a number of newly-issued ordinary shares of Linktone that would result in MNC holding not less than 51% of our total share capital. This proposal included a cash offer price reflecting a 10% to 25% premium over the average closing price of Linktone’s shares during the 60 calendar days immediately prior to September 22, 2007. Upon receiving MNC’s initial non-binding indicative proposal, our senior management provided an update to our board of directors via teleconference.

On October 4, 2007, Elaine LaRoche, chairperson of our board of directors met with Mr. Tanoesoedibjo in New York City for initial discussions regarding a potential partnership between Linktone and MNC in the WVAS and media business.

On October 10, 2007, our senior management approached Morgan Stanley and several other prospective financial advisors to discuss Linktone’s possible strategic alternatives, including MNC’s initial proposal.

On October 15 and 16, 2007, our board of directors met with MNC’s senior management in Beijing with outside legal counsel and financial advisors present in person or by teleconference. The parties discussed the terms of MNC’s initial proposal and the potential change of control resulting therefrom. At the conclusion of this meeting, it was agreed that both parties would work with their respective financial and legal advisors to put together a binding term sheet by the middle of November.

During the weeks of October 15, 2007 and October 22, 2007, the respective senior management of Linktone and MNC engaged in a series of meetings and telephone conversations, with the presence and participation of Morrison & Foerster LLP, Linktone’s outside counsel and a prospective financial advisor to Linktone, as well as representatives from JPMorgan, MNC’s financial advisor and Latham & Watkins, MNC’s outside counsel. The parties discussed their overall vision for Linktone’s business following the proposed transaction, and the potential structure for the proposed transaction.

On October 29, 2007, MNC drafted a revised non-binding indicative proposal for Linktone’s senior management, which proposed a subscription by MNC of newly-issued ordinary shares representing not less than 51% of Linktone’s share capital at a price of between US$0.36 to US$0.38 per ordinary share, followed by a cash tender offer for outstanding ADSs representing up to 10% of Linktone’s enlarged share base within 12 months of the subscription at a price of between US$4.50 to US$5.00 per ADS (equal to US$0.45 to US$0.50 per ordinary share).

During the months of October and November, our board of directors and senior management also received a number of unsolicited, non-binding indications of interest from third parties to acquire significant portions of our share capital, which included offers to acquire control of our company. These included: (1) an offer from Lunar Capital Management Advisors (“Lunar”) on November 27, 2007 to acquire a significant minority interest in Linktone; (2) a proposal from Asia Television Limited on October 22, 2007 for an investment that would result in an initial minority shareholding but included an option for Asia Television to increase its holdings to up to 51% of Linktone’s share capital at any time within 12 months after the initial minority investment; (3) a proposal from David Yu on October 28, 2007 to acquire a number of newly-issued ordinary shares of Linktone that would ultimately result in Mr. Yu holding shares equal to not less than 51% of Linktone’s total outstanding ordinary shares; and (4) a proposal from CDC Corporation (“CDC”) on November 2, 2007 with an offer to inject their subsidiary China.com’s WVAS assets into Linktone in exchange for a portion of our company’s share capital and also to make a convertible loan to Linktone that CDC could later convert into our shares.

After receiving each proposal, our senior management and board of directors convened by telephone to review these unsolicited indications of interest, with the exception of the proposal from Asia Television, which was withdrawn before the board had a chance to consider it. In each instance, following discussions of the relevant financial terms and other terms of the respective proposals, our board determined that these proposals did not represent superior alternatives to the potential transaction by MNC. Therefore, our board concluded unanimously that it was in the best interests of Linktone’s shareholders to focus on the potential transaction between Linktone and MNC.

Accordingly, representatives of Linktone, MNC, JPMorgan, Morrison & Foerster, Latham & Watkins and a prospective financial advisor to Linktone continued to hold discussions regarding the proposed terms and parameters of the proposed transaction. As part of this process, Linktone and MNC exchanged multiple rounds of comments with respect to a revised non-binding indicative proposal that MNC delivered to Linktone on October 29, 2007.

On November 15, 2007, we resumed our discussions with Morgan Stanley and retained Morgan Stanley as Linktone’s exclusive financial advisor in connection with any possible acquisition by a third party of all or a majority of the share capital of Linktone, including the potential transaction with MNC. From November 15, 2007 to November 28, 2007, Morgan Stanley conducted various financial analyses relating to the price ranges MNC proposed in its revised proposal.

On November 16, 2007, we retained Davis Polk & Wardwell as our outside counsel to advise our board of directors on legal matters pertaining to the potential transaction with MNC.

On November 17, 2007, representatives from Linktone, MNC, Morgan Stanley, JPMorgan, Davis Polk & Wardwell and Latham & Watkins met in Hong Kong and discussed the principal transaction terms, possible transaction structures and the timing and process for completing the transaction. The parties verbally agreed that the transaction would be structured as a concurrent cash tender offer for at least 20% of Linktone’s outstanding ADSs by MNC at US$3.80 per ADS (equal to US$0.38 per ordinary share) and a subscription for newly-issued ordinary shares at US$0.38 per share, the combination resulting in MNC holding at least 51% of our share capital post-transaction. The parties also set November 28, 2007 as the target date for the execution of an acquisition agreement reflecting these terms.

On November 18, 2007, Linktone’s senior management held a teleconference with our board of directors, with the presence and participation of Morgan Stanley and Davis Polk & Wardwell, and notified our board of directors of the matters discussed during the November 17, 2007 meeting with MNC and also discussed some of the other strategic alternatives available to Linktone. Morgan Stanley provided an initial assessment of MNC’s proposal from a financial perspective and Davis Polk & Wardwell advised our board of directors on the legal aspects of the proposed transaction. At the conclusion of the teleconference, our board of directors authorized our senior management to continue negotiations with MNC regarding the potential transaction.

Throughout the week of November 19, 2007, Linktone and MNC’s respective financial and legal advisors continued discussions on the written indicative proposal. On November 23, 2007, Latham & Watkins circulated a draft of the acquisition agreement to Linktone and our advisors.

During this same week, representatives of MNC continued performing their due diligence through discussions with representatives of Linktone in Beijing, and a series of conversations took place between the senior management of both Linktone and MNC. Discussions continued between our senior management and our board of directors regarding cooperation between Linktone and MNC on possible future business initiatives following the proposed transaction.

On November 23, 2007, representatives of Morgan Stanley met with Linktone’s senior management in Beijing to discuss Morgan Stanley’s financial valuation of Linktone’s business.

On the same day, Ms. LaRoche received from Lunar and CDC a written, joint, unsolicited, non-binding indication of interest to purchase either ordinary shares or convertible preferred shares, in each case representing a minimum of 19.9% of Linktone’s share capital. Lunar or CDC indicated in such written indication of interest that they would publicly announce the terms and parameters of their proposal on November 26, 2007 if they received no response from our board of directors.

On November 25, 2007, Linktone’s senior management held a teleconference with our board of directors and representatives from Morgan Stanley, Davis Polk & Wardwell and Walkers Group, our Cayman Islands counsel. Our senior management updated our board on the discussions with MNC during the week of November 19, 2007. Our board of directors discussed the major issues in the initial draft of the acquisition agreement and formulated Linktone’s response to these issues. In addition, our board reviewed and discussed Lunar and CDC’s joint indication of interest and unanimously concluded that it did not represent a superior alternative to the proposed transaction with MNC. Accordingly, our board determined that it was in the best interests of Linktone’s shareholders to continue to focus on our discussions with MNC and work towards a satisfactory resolution.

On November 26, 2007, Lunar and CDC issued a joint press release in respect of a proposed cash offer to purchase either ordinary shares or convertible preferred shares, in each case representing a minimum of 19.9% of Linktone’s share capital. The purchase price disclosed was at a premium to Linktone’s closing price on November 26, 2007 in the case of convertible preferred shares, or at a discount to that closing price in the case of ordinary shares. The press release disclosed that Lunar and CDC would seek to appoint up to three directors to our board of directors in order to effect their proposed restructuring of Linktone’s business.

On November 26 and 27, 2007, representatives from Linktone, MNC, Morgan Stanley, JPMorgan, Davis Polk & Wardwell and Latham & Watkins met in Hong Kong and negotiated the terms of the acquisition agreement. At intervals during these two days, our senior management and representatives of our advisors held teleconferences with our board of directors in order to update the board members on the status of the negotiations.

On November 28, 2007, our board of directors held a teleconference with our senior management and financial and legal advisors, which included Morgan Stanley, Davis Polk & Wardwell, Walkers Group and Morrison & Foerster, and conducted a final review of the proposed resolutions of outstanding issues in the acquisition agreement. Representatives of Walkers Group, our Cayman Islands counsel, advised our board of their fiduciary duties to our public shareholders under Cayman Islands law. Representatives of Morgan Stanley reviewed the financial terms of the transaction and rendered to our board its oral opinion, subsequently confirmed in writing, that as of November 28, 2007, and based on and subject to the assumptions made, the procedures followed, the matters considered and the limitations of review as set forth in the written opinion, the cash consideration to be paid by MNC in the proposed transaction was fair from a financial point of view to the holders of Linktone’s ordinary shares and ADSs (other than MNC and its affiliates). Following discussions, our board of directors unanimously approved the acquisition agreement and the proposed transaction, and resolved to recommend the proposed transaction to Linktone’s shareholders.

Immediately after our board meeting, Linktone and MNC finalized and signed the acquisition agreement dated as of November 28, 2007 and issued a joint press release announcing the proposed transaction. Later on the same day, the senior management of MNC and the senior management of Linktone discussed the proposed transaction on Linktone’s third quarter 2007 earnings release investor conference call.

Opinion of Morgan Stanley

Linktone retained Morgan Stanley as its financial advisor in connection with a possible acquisition by a third party of all or a majority of the share capital of Linktone, including a potential transaction with MNC. At the meeting of Linktone’s board of directors on November 28, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the opinion, the consideration to be paid by MNC in the proposed transaction was fair, from a financial point of view, to the holders of Linktone’s ordinary shares and ADSs (other than MNC and its affiliates).

The full text of Morgan Stanley’s opinion, dated November 28, 2007, is attached as Exhibit C to this document. You are encouraged to read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The opinion addressed only the fairness of the consideration to be paid by MNC in the proposed transaction from a financial point of view and is directed to our board of directors. The opinion does not address any other aspect of the proposed transaction and does not constitute a recommendation to any holder of Linktone’s ordinary shares or ADSs as to whether they should approve the proposed transaction or accept the MNC offer or how they should otherwise act with respect thereto. As described above, the fairness opinion taken as a whole was one of a number of factors taken into consideration by our board of directors in deciding whether or not to approve the proposed transaction and the acquisition agreement and whether or not the proposed transaction is fair to, and in the best interest of, Linktone and its shareholders.

Pursuant to the terms of Morgan Stanley’s engagement letter with Linktone, Morgan Stanley is to be paid a fee for its services as financial advisor, including a fee for its fairness opinion. Linktone has also agreed to indemnify Morgan Stanley against certain liabilities arising out of or in connection with its engagement.

PROPOSAL NO. 1: ADOPTION OF THE ACQUISITION AGREEMENT AND
ISSUANCE OF UP TO 252,000,000 NEW ORDINARY SHARES IN CONNECTION WITH
THE PROPOSED TRANSACTION

As described above under the section captioned “Reasons for the Proposed Transaction” on page 8, our board of directors determined that the proposed subscription and purchase and the related tender offer are advisable and in the best interests of our company and our shareholders and has approved the acquisition agreement and the transactions contemplated thereby.

Accordingly, our board of directors recommends that our shareholders approve and vote FOR this proposal, and pass the following resolution as an ordinary resolution:

THAT the acquisition agreement be adopted and the issuance of up to 252,000,000 new ordinary shares in connection with the proposed transaction be approved.

PROPOSAL NO. 2: AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

As described above under the section captioned “Overview of the Proposed Transaction” on page 7, our board of directors determined that the following amendment to our Amended and Restated Memorandum and Articles of Association is advisable and in the best interest of our company and our shareholders and has approved such amendment.

Accordingly, our board of directors recommends that our shareholders approve and vote FOR this proposal, and pass the following resolution as a special resolution:

THAT our Amended and Restated Memorandum and Articles of Association be amended by inserting the following text after Article 126:

“LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES.

127. (a) The Company will not, and will not permit any subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder, or any Affiliate of any holder, of 5% or more of any class of share capital of the Company or (y) any Affiliate of the Company or any subsidiary of the Company (a “Related Party Transaction”), except upon fair and reasonable terms no less favorable to the Company or the subsidiary than could be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate of the Company.

“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(b) Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of US$1,000,000 must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a board resolution. Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of US$10,000,000 must in addition be approved by a majority of the shareholders who are disinterested in the subject matter of the transaction pursuant to a Special Resolution.

(c) The foregoing paragraphs do not apply to:

(1) any transaction between the Company and any of its wholly owned subsidiaries or between wholly owned subsidiaries of the Company;

(2) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(3) the payment of dividend or other distribution on shares of the share capital of the Company held by persons other than the Company or any of its subsidiaries; or

(4) transactions or payments pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business.”

PROPOSAL NO. 3: ELECTION OF DIRECTORS

Our directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote at any general or special shareholder meeting. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

If elected by our shareholders, the MNC designees will become directors of our company subject to, and effective upon, the closing of the subscription and purchase and the related tender offer and the MNC designees will then constitute at least a majority of our board. Prior to the closing of the subscription and purchase and the related tender offer, the current members of our board will continue to serve on our board. Once elected, the MNC designees will serve as directors on our board until the next regularly scheduled election for such positions or until the earlier resignation, incapacity, death or termination for cause of such persons.

Information regarding the nominees proposed by MNC to be elected members of our board of directors and executive officers is set forth below, including their names, their ages as of December 21, 2007, their qualifications the principal positions with our company to be held by them and their respective class designation and term of office upon their election after the consummation of the proposed transaction.

Name	Age	Position	Class	Term of Office
Hary Tanoesoedibjo	42	Chairperson of the board	III	Until 2010
Elaine La Roche	57	Vice-Chairperson of the board	I	Until 2008
Felix Ali Chendra	47	Director	III	Until 2010
Sutanto Hartono	40	Director	II	Until 2009
Thomas Hubbs	63	Director	I	Until 2008
Allan Kwan	48	Director	II	Until 2009
Michael Guangxin Li	40	Chief Executive Officer and Director	II	Until 2009
Agus Mulyanto	59	Director	III	Until 2010
Colin Sung	41	Chief Financial Officer and Director	I	Until 2008
Jun Wu	35	Director	III	Until 2010

Biographical Information

Hary Tanoesoedibjo has served as the Group President and CEO of MNC since 2004. He was the founding shareholder of PT Bhakti Investama Tbk, one of Indonesia’s largest investment holding companies, and has served as Group Executive Chairman of PT Bhakti Investama Tbk since 1989. Mr. Tanoesoedibjo currently also serves on the boards of a number of media and telecommunications companies within the PT Bhakti Investama Tbk and PT Global Mediacom Tbk group, including PT Rajawali Citra Televisi Indonesia, a major Indonesian free-to-air television company, PT Mobile-8 Telecom Tbk, one of the major mobile telecommunications providers in Indonesia and Indovision, the largest pay television provider in Indonesia. Mr. Tanoesoedibjo obtained a Bachelor of Commerce (Honours) from Carleton University, Ottawa, Canada, in 1988 and a Master of Business Administration from Ottawa University, Ottawa, Canada, in 1989. He also serves as the general treasurer of Indonesia’s National Sports Committee (KONI). If elected, Mr. Tanoesoedibjo will also assume the position of chairperson of our board of Directors.

Elaine La Roche is the current chairperson of our board of directors, and has served on our board since February 2004. Ms. La Roche currently serves as an independent director of China Construction Bank and sits on its Audit, Nomination and Strategy committees. From 2005 to 2006, she was a financial executive at Cantor Fitzgerald, a global interdealer broker. From June 2000 until April 2005, Ms. La Roche was the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People’s Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Master of Business Administration in finance. If elected, Ms. La Roche will also assume the position of vice-chairperson of our board of directors.

Felix Ali Chendra is a senior advisor of MNC.  Mr. Chendra has been involved in the telecommunications, media and technology business throughout his career, and was the co-founder of PT Total Data, a distributor for various computer and consumer electronic products in Indonesia. Mr. Chendra also co-founded PT Telepoint Nusantara, the first CT-2 cordless service provider in Indonesia. Mr. Chendra obtained a diploma from the Control Data Institute in Toronto, Canada in 1979.

Sutanto Hartono is a member of the board of directors of MNC, where he has served since 2004. Mr. Hartono is also the Vice-President Director of PT Rajawali Citra Televisi Indonesia, where he has served since 2003. Before joining MNC, Mr. Hartono was a Senior Vice-President of Sony Music Entertainment Southeast Asia, and the

Managing Director of Sony Music Entertainment Indonesia from 1996 to 2003. Mr. Hartono obtained a Master of Business Administration in marketing and finance from the University of California at Berkeley in 1993 and a Bachelor of Science in chemical engineering from the University of Notre Dame in 1989.

Thomas Hubbs is currently a member of our board of directors, and has served on our board since February 2004. He is the Chief Operating Officer and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, as an Executive Vice President and Chief Financial Officer of the company. He currently serves on the Board of Directors of DCL Corporation and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Master of Business Administration from the University of Santa Clara.

Allan Kwan is currently a member of our board of directors, and has served on our board since May 2007. He is a Venture Partner on behalf of Oak Investment Partners, where he consults on investment opportunities and portfolio company operations in Asia. Prior to joining Oak, Mr. Kwan served in various executive roles at Yahoo! Inc. spanning six years. Most recently, Kwan was Vice President of Yahoo! International. Mr. Kwan also has served as Yahoo!’s Managing Director of North Asia regional operations. Prior to Yahoo!, Mr. Kwan was Chairman and Chief Executive Officer of Asia.com. Mr. Kwan has also spent more than six years at Motorola Inc., where he served as an Officer and led the paging products division in Greater China. Mr. Kwan’s high tech career started with a decade of service at Nortel across engineering, product development, distribution, and marketing. He currently serves on the Board of Directors of Digital Media Group and Beijing Lingtu Software Co., Ltd. Mr. Kwan graduated from the University of British Columbia in Canada with a Bachelor of Applied Science degree in Mechanical Engineering and received a Master of Business Administration from The Wharton School of the University of Pennsylvania and a Master of Arts in International Studies from the University of Pennsylvania.

Michael Guangxin Li is currently our Chief Executive Officer and a member of our board of directors. He has served on our board since February 2006 and as our Chief Executive Officer since April 2006. Previously, he served as our Chief Operating Officer from March 2003 until January 2006. From August 2000 until February 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a telecom value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to June 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from The Wharton School of the University of Pennsylvania with a Master of Business Administration.

Agus Mulyanto is a member of the board of directors of MNC, where he has served since 2006. From 1989 to 2003, Mr. Mulyanto served in various executive capacities with PT Surya Citra Televisi Indonesia, a leading Indonesian free-to-air television channel, and ended his time there as President Director of the company. Mr. Mulyanto obtained a degree in electrical engineering with a major in telecommunications from the Institute of Technology of Surabaya in 1972, and completed a postgraduate degree in telecommunications from the Institute of Technology Bandung in 1976. He obtained a joint Master of Science in telecommunication engineering with a minor in business management in 1978, and a doctorate in telecommunications engineering in 1982, both from the University of Wisconsin-Madison, USA.

Colin Sung is currently our Chief Financial Officer. He has served as our Chief Financial Officer since June 2005 and served as a director from February 2007 through December 18, 2007. He also served as our acting Chief Executive Officer from February 2006 until April 2006. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq Global Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq Global Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American Intercontinental University.

Jun Wu is currently a member of our board of directors, and has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From

November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. He currently serves on the Board of Directors of 51 Auto, Ltd. and IBEX Ltd. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

Our board of directors recommends that our shareholders approve and vote FOR this proposal, and pass the following resolution as an ordinary resolution:

1. THAT the conditional election of each of the nominees for directors named above be approved; and

2. THAT our company’s registered office be authorized and is hereby instructed to make the necessary filings in the Cayman Islands and update the Register of Directors promptly after the effective date of the election of each of the nominees for directors above.

THE ACQUISITION AGREEMENT

The following description is a summary of the material terms of the acquisition agreement as amended by the extension letter. However, the summary does not contain all of the terms of the acquisition agreement as amended by the extension letter. The full text of the acquisition agreement is attached as Exhibit A and a copy of the extension letter is attached as Exhibit B to this proxy statement. We encourage you to read the entire acquisition agreement and the extension letter.

The acquisition agreement and the extension letter attached to the proxy statement as exhibits have been included to provide you with information regarding their terms. Except for their status as the contractual documents that establish and govern the legal relations among the parties thereto with respect to the transactions described below, the acquisition agreement and the extension letter are not intended to be sources of factual, business or operational information about the parties. Such information can be found elsewhere in this proxy statement and in other public filings that we make with the SEC.

The representations, warranties and covenants made by the parties in the acquisition agreement as amended by the extension letter are qualified, including by information in the public filings that we make with the SEC and Nasdaq and in the schedules referenced in the acquisition agreement that we delivered in connection with the execution of the acquisition agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the acquisition agreement, including where the parties do not have complete knowledge of the facts, instead of establishing these matters as facts. Furthermore, they may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to you. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Accordingly, they should not be relied upon as statements of factual information.

The Tender Offer

Under the terms of the acquisition agreement, within five business days after the satisfaction or waiver of certain conditions thereto, MNC will commence a tender offer to purchase up to 6,000,000 ADSs (representing up to 60,000,000 ordinary shares) which constitute approximately 24.8% of our total outstanding ordinary shares as of October 31, 2007. MNC may not reduce the size of the tender offer or the price paid for ADSs in the offer without our prior written consent. The tender offer will remain open for 20 business days and may not be extended by MNC unless such extension is required by applicable laws or applicable rules or regulations of the SEC or Nasdaq. Once the tender offer is commenced, MNC may terminate the tender offer prior to the expiration of such 20-business-day period only with our company’s prior written consent or upon the termination of the acquisition agreement.

The Tender Offer Price to be Paid by MNC to Holders of Our ADSs

Assuming that all conditions to the tender offer have been satisfied or waived (if such waiver is permitted by the acquisition agreement), MNC will accept for payment and pay for ADSs validly tendered and not properly withdrawn pursuant to the tender offer at a price of US$3.80 per ADS (equal to US$0.38 per ordinary share), net to the seller in cash, without interest, subject to any withholding of taxes required by applicable laws. After shareholder approval of the proposed transaction, MNC will have the right to increase the tender offer price at its option, but may not decrease the price to be paid in the tender offer , nor may MNC change the form of consideration payable in the tender offer. The detailed acceptance and payment mechanism for the ADSs tendered in the tender offer will be set forth in the tender offer materials to be distributed to ADS holders after the offer is commenced and to be filed by MNC with the SEC on Schedule TO.

The Subscription and Purchase

On the date on which MNC accepts for payment our ADSs tendered pursuant to the tender offer, MNC will subscribe for and purchase from us not less than 180,000,000 and not more than 252,000,000 newly-issued ordinary shares at a purchase price equivalent to the price paid for ADSs accepted for purchase in the tender offer. After giving effect to such subscription and purchase and its acquisition of our ADSs in the related tender offer, MNC will hold no less than 51% of the total outstanding ordinary shares of our company calculated on a fully diluted basis.

Subscription Price to be Paid by MNC to Our Company

MNC will pay US$0.38 per share for the newly-issued ordinary shares that it purchases pursuant to the subscription, the same per share price it will pay for the ordinary shares represented by the ADSs it acquires in the tender offer, i.e., one-tenth of the price it will pay for each ADS in the tender offer, in cash to our company, subject to withholding taxes. If MNC increases the price it will pay for the ADSs in the tender offer, it will also increase the price that it will pay for our ordinary shares in the subscription to an equivalent price per share.

Amendment of Our Amended and Restated Memorandum and Articles of Association

If our shareholders approve the transactions contemplated by the acquisition agreement at this special meeting, on the date the tender offer and the subscription and purchase are consummated, our Amended and Restated Memorandum and Articles of Association will be amended by adding certain language (as set forth in Proposal No. 2 above) requiring that material transactions between our company and any holder of 5% or more of our share capital be either approved by a majority of the disinterested directors of our board in the case of transactions valued at or above US$1 million, and by holders of a majority of shares held by our disinterested shareholders present and voting at a general meeting of our shareholders in the case of transactions valued at or above US$10 million.

Replacement of Directors, Chief Executive Officer and Chief Financial Officer

We have agreed to use our reasonable best efforts to seek the voluntary resignation of each member of our current board and our current chief executive officer and chief financial officer, in each case conditioned on and with effect from the date the transactions contemplated by the acquisition agreement are consummated. We have agreed to include in this proxy statement a proposal to elect to our board the persons designated by MNC for our shareholders’ approval. If our shareholders approve this proposal, such persons will become our directors conditioned on and with effect from the date the transactions contemplated by the acquisition agreement are consummated and will constitute the whole board if all of our current directors have resigned or at least the majority of our board if some of our existing directors do not resign. MNC will also designate one person to serve as our chief executive officer and one person to serve as our chief financial officer after the resignation of our current chief executive officer and chief financial officer.

Representations and Warranties of Our Company

We have made certain customary representations and warranties to MNC, subject to exceptions disclosed in our SEC filings or disclosed pursuant to the acquisition agreement and subject to customary qualifications for knowledge and/or materiality (including a company material adverse effect in some cases). These representations and warranties include, but are not limited to, the following:

•
we and each of our subsidiaries and affiliated companies are duly organized, validly existing and in good standing, and have the requisite power and authority to own our respective assets and carry on our respective businesses;

•	the capitalization of our company and the ownership and control of our subsidiaries and affiliated companies;

•	agreements relating to any equity interests of us or any of our subsidiaries or affiliated companies or obligating any of us to issue, acquire or sell any such equity interests;

•
obligations of us or any of our subsidiaries or affiliated companies affecting our respective equity securities, such as transfer restrictions, voting rights, repurchase rights, rights of first refusal, registration rights, and preemptive or antidilutive rights;

•
all outstanding equity securities previously issued by us or any of our subsidiaries or affiliated companies have been duly authorized and validly issued and are fully paid, nonassessable and free of liens and preemptive rights;

•	we and our subsidiaries or affiliated companies have the requisite corporate power and authority to enter into the acquisition agreement and to consummate the transactions that it contemplates;

•
our execution and delivery of the acquisition agreement and the consummation of the transactions that it contemplates have been duly and validly authorized by all necessary corporate action other than the shareholders approval at this special meeting;

•
the acquisition agreement constitutes a valid and legally binding obligation of our company enforceable against us in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

•
our execution, delivery and performance of the acquisition agreement will not violate any laws, the organizational documents of our company or any of our subsidiaries or affiliated companies, or the terms of any contracts to which any of us is a party;

•
we are not required to get any consents or approvals from any government or government agency in connection with entering into the acquisition agreement and consummating the transactions that it contemplates other than compliance with applicable foreign or supranational antitrust and competition laws, compliance with the securities laws, or filings with the SEC and Nasdaq in connection with the tender offer and the subscription;

•
we and each of our subsidiaries and affiliated companies hold all government permits necessary for us to own our assets and carry on our businesses as currently conducted and no such permit is subject to any restriction or condition which would limit the operation of the businesses of us or any of our subsidiaries and affiliated companies;

•	neither we nor any of our subsidiaries and affiliated companies has violated any law since December 31, 2006;

•
all reports that we have filed with the SEC since January 1, 2004, including the certifications required pursuant to the Sarbanes-Oxley Act of 2002, have been timely filed and, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements contained in such reports, in light of the circumstances under which they were made, not misleading and complied as to form in all material respects with the applicable requirements of federal securities statutes and regulations, and no enforcement action has been initiated or threatened against us by the SEC relating to disclosures contained in any such reports;

•
all of our audited consolidated financial statements and unaudited consolidated interim financial statements included in the reports filed with the SEC fairly present, in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes to such reports or as may be permitted by the SEC rules) the consolidated financial position and the consolidated results of operations and cash flows of us and our subsidiaries and affiliated companies on a consolidated basis as of the dates and for the periods referred to in such reports (except as may be indicated in the notes to such reports and subject to normal, recurring year-end adjustments);

•
PricewaterhouseCoopers Zhong Tian CPAs Limited Company has not resigned or been dismissed as our independent public accountant as a result of or in connection with any disagreement with us on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure;

•	we are in compliance with all effective provisions of the Sarbanes-Oxley Act of 2002;

•
neither we nor any of our subsidiaries has incurred any liabilities other than (1) liabilities disclosed in our audited consolidated balance sheet as of December 31, 2006 or in our SEC reports filed prior to such date, (2) liabilities incurred in the ordinary course of business since December 31, 2006 and (3) liabilities incurred under the acquisition agreement or in connection with the transactions contemplated by it;

•	the books and records of us and our subsidiaries have been maintained in accordance with applicable legal and accounting requirements;

•
since December 31, 2006, we and each of our subsidiaries and affiliated companies have conducted our respective businesses only in the ordinary course consistent with past practice and there has not been any event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a company material adverse effect;

•	we and each of our subsidiaries and affiliated companies is in compliance with all labor laws;

•
neither we nor any of our subsidiaries and affiliated companies is a party to any labor union contract and no such contract is being negotiated by any of us and no labor union is representing any of our respective employees;

•
no employee of us or any of our subsidiaries and affiliated companies is in violation of his or her employment contract, non-disclosure agreement, non-competition agreement or any restrictive covenant to his or her former employer;

•
the entry into the acquisition agreement and the consummation of the transactions contemplated in it will not result in (1) any payment becoming due from us or any of our subsidiaries or affiliated companies to any of our respective directors or employees or to any government agencies on behalf of such directors or employees, (2) significant increase in any benefits otherwise payable under any company benefit plans, or (3) any acceleration of the time of payment or vesting of any material benefits;

•
neither we nor any of our subsidiaries or affiliated companies has any material liabilities in respect of actual or contingent employment termination payments to employees, including any severance payments, any cash-out or acceleration of options and restricted stock and any “gross-up” payments;

•	our SEC filings contain descriptions of all of the material terms of each material contract to which either we or any of our subsidiaries or affiliated companies is currently a party;

•
(1) certain key contracts (including the agreements described under the heading “Arrangements with Consolidated Affiliates” in item 5 of our 2006 Annual Report on Form 20-F filed with the SEC on July 13, 2007, the contracts with China United Telecommunications Corporation, the contracts with China Mobile Communications Corporation and the contracts with Chinese Youth League Internet, Film and Television Center in relation to Qinghai Satellite Television) are valid, binding and enforceable in accordance with their respective terms, (2) such key contracts shall continue to be in full force and effect without any adverse consequence after the consummation of the transactions contemplated by the acquisition agreement, (3) each party to such key contracts has performed its obligations required to be performed by it under such key contracts, (4) neither we nor any of our subsidiaries or affiliated companies has knowledge that any other party to any such key contract intends to terminate, or not renew, any such key contract;

•
(1) the consummation by us of the transactions contemplated by the acquisition agreement will not affect the validity of any operating licenses for the provision of value-added telecommunications services issued by the PRC government to any of our affiliated companies or the rights of any such affiliated companies under any such licenses; and (2) none of such affiliated companies is a party to any agreement that grants any third party any rights with respect to the corporate governance or the profits of such affiliated company;

•	there is no suit or action against or affecting us or any of our subsidiaries or affiliated companies or our respective assets or executive officers or directors;

•
we and our subsidiaries and affiliated companies validly hold all rights to the intellectual property necessary for us to conduct our respective businesses as presently conducted, and the consummation of the transactions contemplated by the acquisition agreement will not impose any obligation on any of us to obtain any consent or pay any additional charges for continued use of all such intellectual property on the same terms and conditions which now apply;

•	we and each of our subsidiaries and affiliated companies have prepared and filed all material tax returns and have paid all taxes as and when due;

•	neither we nor any of our subsidiaries or affiliated companies has extended or waived the applicable period for assessment of any tax, and there is no material tax proceeding against any of us;

•
our financial statements set forth in our SEC filings, together with our consolidated unaudited financial statements for the six-month period ended June 30, 2007 accurately reflect the tax liability of us and our subsidiaries and affiliated companies for the periods indicated in such financial statements, and none of us has incurred any material tax liability since June 30, 2007 other than in the ordinary course of business, and we have made adequate provisions for such taxes since June 30, 2007 in accordance with U.S. GAAP;

•
there are no unpaid deficiencies asserted or to our knowledge threatened to be asserted or assessments made or to our knowledge threatened to be made by any taxing authority against us or any of our subsidiaries or affiliated companies;

•
no claim against us or any of our subsidiaries or affiliated companies has been made by a taxing authority in a jurisdiction where any of us does not file tax returns that we are or may be subject to taxation in that jurisdiction;

•
we and each of our subsidiaries and affiliated companies maintain insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to our respective businesses;

•
(1) all insurance policies and self insurance programs relating to the business of us and our subsidiaries and affiliated companies are in full force and effect, (2) all premiums due on such policies have been paid, (3) we are in compliance with such policies, (4) there is no material claim by any of us pending under any of such policies and no material claim made since December 31, 2005, in the case of any pending claim, has been questioned or disputed by the underwriters of such policies, and (5) none of such policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by the acquisition agreement;

•
we and each of our subsidiaries and affiliated companies have, and immediately following the consummation of the transactions contemplated by the acquisition agreement will continue to have, good and valid title to our owned assets and properties and good and valid rights to use all other of our assets and properties necessary and desirable to permit each of us to conduct our respective businesses as currently conducted;

•
the assets and properties owned or used by us and each of our subsidiaries and affiliated companies are in satisfactory condition for their continued use as they have been used and adequate for their current use, subject to reasonable wear and tear;

•
we have received the fairness opinion of Morgan Stanley dated as of November 28, 2007 to the effect that, as of such date, the consideration to be received by our shareholders pursuant to the tender offer and subscription is fair to our shareholders (other than MNC) from a financial point of view;

•
the information related to our company and subsidiaries in this proxy statement and other documents to be filed with the SEC in connection with the transactions contemplated by the acquisition agreement will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not false or misleading;

•
the affirmative vote of the holders of our ordinary shares and ADSs representing a majority of the voting power of our shares present and voting in person or by proxy at the special meeting is the only vote required of the holders of any of our equity interests to approve the acquisition agreement and the subscription; and

•	we have not incurred any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by the acquisition agreement other than our obligations to Morgan Stanley.

Representations and Warranties of MNC

MNC has made certain customary representations and warranties to us, subject to exceptions disclosed to us and to customary qualifications for knowledge and/or materiality (including in some cases a material adverse effect on MNC’s timely performance of its obligations under the acquisition agreement). These representations and warranties include, but are not limited to, the following:

•
it is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Indonesia and has the requisite power and authority to own its assets and carry on its business;

•	it has the requisite corporate power and authority to enter into the acquisition agreement and the transactions that it contemplates;

•	the entry into the acquisition agreement and the consummation of the transactions that it contemplates have been duly and validly authorized by all corporate action on the part of MNC;

•
the acquisition agreement constitutes a valid and legally binding obligation of MNC enforceable against MNC in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

•
the entry into and performance of the acquisition agreement by MNC, including the commencement and consummation of the tender offer and the consummation of the subscription, will not (1) conflict with or violate any provision of the organizational documents of MNC or any law applicable to MNC or any of its subsidiaries or any of their respective properties or assets, or (2) require any consent or approval under or violate any contract, permit or other instrument or obligation to which MNC or any of its subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected;

•
the entry into or performance of the acquisition agreement by MNC, including the commencement and consummation of the tender offer and the consummation of the subscription, will not require any consent or approval of, filing with or notification to, any government agency or any other person, other than (1) compliance with the federal securities laws, (2) filings with the Indonesian Regulatory Authority for Indonesian Capital Market (BAPEPAM-LK) and (3) filings with the SEC and Nasdaq;

•
there is no litigation or legal proceeding pending, or to its knowledge threatened against or affecting MNC or any of its executive officers or directors that, individually or in the aggregate, that has had or would reasonably be likely to prevent or materially delay the consummation of the tender offer or the subscription or the performance by MNC of any of its material obligations under the acquisition agreement;

•
the information supplied by MNC in this proxy statement and other documents to be filed with the SEC in connection with the transactions contemplated by the acquisition agreement will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not false or misleading;

•	MNC will have all of the funds available as and when needed that are necessary to consummate the tender offer and the subscription and to perform its other obligations under the acquisition agreement;

•
MNC will pay the fees and expenses of JPMorgan and PT Bhakti Securities and it has not retained any other financial advisors who would have a claim against us for finder’s fee or similar payment in connection with the transactions contemplated by the acquisition agreement;

•
neither MNC nor any beneficial owner of our ordinary shares acquired through the subscription is a “U.S. person” (as such term is defined in Regulation S under the United Stated Securities Exchange Act of 1934);

•	MNC is purchasing our ordinary shares and ADSs for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof; and

•
MNC (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in our company and is capable of bearing the economic risks of such investment.

Covenants Regarding Conduct of Our Business

During the period from November 28, 2007 to the consummation of the transactions contemplated by the acquisition agreement, unless MNC shall agree in writing (such agreement not to be unreasonably withheld or delayed), we have agreed to, and have agreed to cause our subsidiaries and affiliated companies to, (1) conduct our respective operations only in the ordinary and usual course of business consistent with past practice, (2) use our respective reasonable best efforts to keep available the services of our respective current officers, key employees and consultants and preserve the goodwill and current relationships with our respective customers and suppliers and other persons with which we have significant business relations, (3) preserve intact our respective business organization, and (4) comply in all material respects with all applicable laws.

Without limiting the foregoing, subject to the exceptions enumerated in the acquisition agreement, among other things, we have also agreed not to, and have agreed to cause our subsidiaries and affiliated companies not to:

•	amend or otherwise change our respective constitutional documents other than the amendment to our Amended and Restated Memorandum and Articles of Association contemplated by the acquisition agreement;

•
issue, transfer or encumber, or authorize the issuance, transfer or encumbrance of, any equity interests in us or any of our subsidiaries or affiliated companies, or securities convertible into, or exchangeable or exercisable for, such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests or such convertible or exchangeable securities, or any other similar ownership interest (including any such interest represented by contract right), other than the issuance of (1) our ordinary shares upon the exercise of our stock options outstanding as of November 28, 2007 or our stock options issued prior to the consummation of the transactions contemplated by the acquisition agreement pursuant to our stock option plans consistent with past practice in accordance with their terms or (2) any such equity interests to us or any of our subsidiaries or affiliated companies;

•
dispose of, transfer or encumber, or authorize the disposition, transfer or encumbrance of, any material property or assets of us or any of our subsidiaries or affiliated companies, except (1) pursuant to existing contracts or commitments, (2) sale, transfer, lease or license of property or assets in the ordinary course of business consistent with past practice, (3) sale, transfer, lease or license of properties or assets with a price not exceeding US$250,000 in the aggregate, or (4) any such transactions between any of us and our subsidiaries and affiliated companies;

•
declare, set aside, pay any dividend or make any other distribution with respect to any of the capital stock of us or any of our subsidiaries or affiliated companies (other than dividends paid (1) by one of us to another one of us or (2) in an amount consistent with past practice) or enter into any agreement with respect to the voting or registration of such capital stock;

•
reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of equity interests of us or any of our subsidiaries or affiliated companies;

•
merge or consolidate us or any of our subsidiaries or affiliated companies with any person (other than one of us) or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of us or any of our subsidiaries or affiliated companies;

•
acquire any interest in any person or any division thereof or any assets, other than acquisitions of inventory or assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that, individually is not in excess of US$250,000, or that in the aggregate are not in excess of US$1,000,000;

•
incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, in each case having an aggregate principal amount greater than US$500,000;

•
make any loans, advances or capital contributions to, or investments in, any other person (other than us or one of our subsidiaries or affiliated companies) other than in the ordinary course of business consistent with past practice;

•
terminate, cancel, renew, or request or agree to any material change in or waiver under any material contract, or enter into or amend any contract that, if existing on November 28, 2007, would be a material contract, in each case other than in the ordinary course of business consistent with past practice;

•	make or authorize any capital expenditure exceeding our capital expenditure budget as disclosed to MNC prior to November 28, 2007 by US$500,000 in the aggregate;

•
except to the extent required by (1) applicable law, (2) the existing terms of any of our employee benefits plan or (3) contractual commitments or corporate policies with respect to severance or termination pay in existence on November 28, 2007: (A) increase the compensation or benefits payable or to become payable to the directors, officers or employees of us or any of our subsidiaries or affiliated companies (except for increases in the ordinary course of business consistent with past practice in salaries or wages of such directors, officers or employees that do not result in a material increase in the aggregate compensation or benefits payable by us as a whole); (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any such director, officer or employee, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer or employee; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any of our employee benefits plans; or (D) terminate the employment of any senior officer of us or any of our subsidiaries or affiliated companies;

•	forgive any material loans to directors, officers, employees of us or any of our subsidiaries or affiliated companies or any of their respective affiliates;

•
(1) pre-pay any long-term debt; (2) waive, release, pay, discharge or satisfy any claims, liabilities or obligations, except in the ordinary course of business consistent with past practice and in accordance with their terms; (3) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (4) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice; or (5) vary the inventory practices of us or any of our subsidiaries or affiliated companies in any material respect from past practices;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by U.S. GAAP or by a governmental entity or by any applicable law;

•
compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to the acquisition agreement or the transactions contemplated by it);

•	make any material tax election or settle or compromise any material liability for taxes;

•	write up, write down or write off the book value of any assets, except for depreciation and amortization in accordance with U.S. GAAP consistently applied;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the tender offer and the subscription set forth in the acquisition agreement not being satisfied;

•
convene any regular or special meeting (or any adjournment thereof) of our shareholders other than a shareholder meeting to approve the acquisition agreement and the transactions contemplated by it; or

•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

Other Covenants

We and MNC have agreed to various covenants regarding general matters. Some of these covenants are mutual, while others have been made either only by us or only by MNC.

The mutual covenants regarding general matters include, but are not limited to:

•
using reasonable best efforts (1) to cooperate to prepare this proxy statement, the tender offer documents to be filed by MNC, the Schedule 14D-9 and any other filings with the SEC and Nasdaq, (2) to determine whether any action by or filing with, any governmental entity is required, or any actions are required to be taken under any material contracts of us or any of our subsidiaries or affiliated companies in connection with the transactions contemplated by the acquisition agreement, and (3) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information, in each case as required to consummate the transactions contemplated by the acquisition agreement;

•
using, and causing subsidiaries to use, reasonable best efforts to obtain any third party consents which are necessary, proper or advisable to consummate the transactions contemplated by the acquisition agreement or required to prevent a company material adverse effect from occurring prior to or after the consummation of the transactions contemplated by the acquisition agreement;

•
giving the other party prompt notice of the making or commencement of any action or legal proceeding by or before, or any communication to or from, any governmental entity with respect to any of the transactions contemplated by the acquisition agreement, keeping the other party informed as to the status of any such action or legal proceeding or communication, and to the extent legally permissible, permitting the other party to be present at each meeting or conference relating to such action or legal proceeding;

•
consulting and cooperating with the other party and considering in good faith the views of the other party in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the transactions contemplated by the acquisition agreement;

•
promptly notifying the other party of any event that would be likely to cause any condition to the tender offer or the subscription not to be satisfied or of failure to comply with or satisfy any covenant, condition or agreement which would reasonably be expected to result in any condition to the tender offer or the subscription not to be satisfied; and

•
not issuing any public announcement concerning the transactions contemplated by the acquisition agreement without the prior written consent of the other party, except as required by applicable law or the rules or regulations of any applicable securities exchange, in which case the party required to make the announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such announcement in advance of such issuance.

The covenants regarding general matters that we have made include, but are not limited to:

•
preparing this proxy statement and using reasonable best efforts to cause this proxy statement to be furnished to our shareholders on or prior to December 21, 2007, New York City time, being the date falling 17 business days after November 28, 2007;

•
holding a special meeting of our shareholders to vote on the adoption of the amendment to the Amended and Restated Memorandum and Articles of Association, the election of the persons designated by MNC to our board and the subscription and purchase;

•	using reasonable best efforts to solicit from our shareholders proxies in favor of the adoption of the acquisition agreement and the approval of the subscription and purchase;

•	contemporaneously with the filing of the Schedule TO by MNC, filing with the SEC the Schedule 14D-9 that contain recommendation that our shareholders accept the tender offer;

•
furnishing to MNC mailing labels and other available listings containing the names and addresses of the record holders of our ordinary shares, any available non-objecting beneficial owner lists and any available lists of securities positions of ordinary shares held in stock depositories and providing MNC with other assistance that MNC reasonably requests in communicating with the record and beneficial holders of our ordinary shares in connection with the tender offer;

•
providing MNC and its representatives with (1) access to the officers, employees, agents, properties, offices and other facilities and books and records of us and each of our subsidiaries and affiliated companies and (2) information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of us and each of our subsidiaries and affiliated companies as MNC and its representatives may reasonably request;

•
taking all action necessary to render any “control share acquisition”, “fair price” or other anti-takeover law that is or is deemed to be applicable to us, MNC or any transaction contemplated by the acquisition agreement inapplicable to the foregoing; and

•
prior to the consummation of the transactions contemplated by the acquisition agreement, taking all such steps as may be required to cause each agreement, arrangement or understanding entered into by us or any of our subsidiaries on or after November 28, 2007 with any of our respective officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” as defined under the U.S. Securities Exchange Act of 1934 and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the U.S. Securities Exchange Act of 1934.

The covenants regarding general matters that MNC has made include, but are not limited to:

•
not acquiring or permitting affiliates to acquire beneficial ownership of any of our ordinary shares other than pursuant to the tender offer and the subscription prior to the earlier of the consummation of the transactions contemplated by the acquisition agreement or the termination of the acquisition agreement;

•	on the date the tender offer is commenced, filing with the SEC the Schedule TO;

•
holding in confidence the information contained in the shareholder lists or mailing labels provided by us to MNC in connection with the tender offer, using such information only in connection with the tender offer and the subscription, and, if the acquisition agreement shall be terminated and if we so request, returning to us all copies and any extracts or summaries from such information then in its possession or control;

•	complying with and causing its representatives to comply with the confidentiality agreement dated October 5, 2007 between us and MNC; and

•
for six years after the consummation of the transactions contemplated by the acquisition agreement, indemnifying the present and former directors and officers of our company or any of our subsidiaries or affiliated companies who shall resign, terminate their employment or be terminated on or prior to the consummation of the transactions contemplated by the acquisition agreement in respect of acts or omissions occurring at or prior to such consummation to the fullest extent permitted by laws of the Cayman Islands or any other applicable law or provided under our memorandum and articles of association in effect on November 28, 2007, and providing officers’ and directors’ liability insurance in respect of such acts or omissions covering such directors and officers on terms no less favorable than such insurance policy in effect on November 28, 2007 or, if substantially equivalent insurance coverage is not available, the best available coverage subject to a certain cap on the premium of such policy.

No Solicitation

The acquisition agreement prevents us, our subsidiaries, our affiliated companies and our representatives from (1) initiating, soliciting or knowingly encouraging (including by way of providing nonpublic information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any “acquisition proposal,” as defined below, or engaging in any discussions or negotiations with respect thereto or otherwise cooperating with or assisting or participating in or facilitating any such inquiries, proposals, offers, discussions or negotiations, (2) approving or recommending, or publicly proposing to approve or recommend, an “acquisition proposal,” (3) withdrawing, changing or qualifying, or proposing publicly to withdraw, change or qualify, in a manner adverse to MNC, or otherwise making any statement or proposal inconsistent with, our board’s recommendation for the transactions with MNC contemplated by the acquisition agreement, (4) entering into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an “acquisition proposal” or entering into any agreement or agreement in principle requiring us to abandon, terminate or fail to consummate the transactions contemplated by the acquisition agreement or breaching our obligations under the acquisition agreement, and (5) resolving, proposing or agreeing to do any of the foregoing.

For purposes of the acquisition agreement, an “acquisition proposal” means any offer or proposal from any person other than MNC or any of its affiliates concerning any (1) merger, consolidation, other business combination or similar transaction involving our company, (2) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of our company or any of our subsidiaries representing 10% or more of the consolidated assets, revenues or net income of us, our subsidiaries and our affiliated companies, taken as a whole, (3) issuance or sale or other disposition of equity interests representing 10% or more of our voting power to persons other than MNC or any of its affiliates, (4) transaction in which any person other than MNC or any of its affiliates will acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 10% or more of our voting power or (5) any combination of the foregoing (in each case, other than the tender offer and the subscription contemplated by the acquisition agreement).

We were required to cease, immediately after the signing of the acquisition agreement on November 28, 2007, any solicitation, encouragement, discussion or negotiation with any persons conducted theretofore by us, any of our subsidiaries or affiliated companies or any of our representatives with respect to any “acquisition proposal,” and to cause to be returned or destroyed all confidential information provided to such person by or on behalf of us or any of our subsidiaries or affiliated companies.

We are required to notify MNC promptly (and in any event within one business day) of (1) receipt by us or our representatives of any “acquisition proposal,” (2) the identity of the person making such “acquisition proposal” and a copy (or, where no such copy is available, a reasonably detailed description) of such “acquisition proposal,” (3) us determining to begin providing non-public information relating to us or any of our subsidiaries or affiliated companies to any person or engaging in negotiations with any person concerning any “acquisition proposal.” We are required to keep MNC reasonably informed on a current basis (and in any event at MNC’s request and otherwise no later than one business day after the occurrence of any changes, developments, discussions or negotiations) of the status of any “acquisition proposal.”

Notwithstanding these restrictions, following our receipt of a bona fide written “acquisition proposal” from a third party, if our board determines in good faith that such “acquisition proposal” constitutes or would reasonably be expected to result in a “superior proposal,” as defined below, and after consultation with its outside counsel, our board determines in good faith that failure to take any such actions would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law, then we may (1) furnish information with respect to our company and our subsidiaries and affiliated companies to the person making such “acquisition proposal” and (2) participate in discussions or negotiations with the person making such “acquisition proposal” regarding such “acquisition proposal;” provided that we (A) do not, and do not allow any of our subsidiaries, affiliated companies or representatives to, disclose any information to such person without first entering into a confidentiality agreement that is no less favorable in the aggregate to us than the confidentiality agreement dated October 5, 2007 between us and MNC, and (B) promptly provide to MNC any information concerning us or any of our subsidiaries and affiliated companies provided to such other person which was not previously provided to MNC.

For purposes of the acquisition agreement, a “superior proposal” means a bona fide written “acquisition proposal” (except the references therein to “10%” shall be replaced by “50%”) made by a third party which was not solicited by us, any of our subsidiaries, affiliated companies or other affiliates or any of our representatives and which, in the good faith judgment of our board (after consultation with its financial advisor and outside counsel), taking into account the various legal, financial and regulatory aspects of such “acquisition proposal,” including the financing terms thereof and the likelihood of consummation by the person making such proposal if accepted, is more favorable to our shareholders, from a financial point of view, than the transactions contemplated by the acquisition agreement.

If we receive an “acquisition proposal” which our board concludes in good faith constitutes a “superior proposal,” if our board determines in good faith that the failure to take any such actions would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law, our board may at any time prior to the consummation of the transactions contemplated by the acquisition agreement, (1) approve and recommend such “superior proposal” and withdraw its recommendation for the transactions with MNC contemplated by the acquisition agreement, and/or (2) terminate the acquisition agreement and enter into a definitive agreement with respect to such “superior proposal.” We may not take any of the foregoing actions, and any purported termination of the acquisition agreement shall be void and of no force or effect, unless (A) we have provided prior written notice to MNC at least five business days in advance of taking such action, which notice shall specify the material terms and conditions of such “superior proposal” (including the identity of the party making such “superior proposal”), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such “superior proposal,” and (B) prior to taking such action, we have negotiated with MNC, during such five-business-day period, in good faith to make such adjustments in the terms and conditions of the acquisition agreement so that such “acquisition proposal” ceases to constitute (in the good faith judgment of our board) a “superior proposal.” In the event of any material revisions to the “superior proposal,” we are required to deliver a new written notice to MNC and to comply with the requirements set forth in this paragraph with respect to such new written notice.

Regardless of whether we have received any “acquisition proposal” or “superior proposal,” if our board determines in good faith, after consultation with outside counsel, that the failure to take any such actions would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law, our board may at any time prior to the consummation of the transactions contemplated by the acquisition agreement, (1) withdraw its recommendation for the transactions with MNC contemplated by the acquisition agreement, and/or (2) terminate the acquisition agreement.

Conditions to the Tender Offer

MNC’s obligation to consummate the tender offer is subject to the satisfaction of the following conditions on or prior to the commencement date of the tender offer:

•	approval by our shareholders of the transactions contemplated by the acquisition agreement at this special meeting;

•
absence of any law or court or other governmental order or judgment prohibiting the consummation of the transactions contemplated by the acquisition agreement and no statute, rule or regulation shall prevent the consummation of the transactions contemplated by the acquisition agreement;

•	receipt of all governmental approvals required for the performance of the acquisition agreement;

•
receipt by MNC of an opinion satisfactory to MNC from Junhe Law Offices, our PRC counsel, confirming that the acquisition by MNC of our ADSs and ordinary shares in the tender offer and the subscription will not result in the withdrawal of any of the operating licenses for the provision of value-added telecommunications services issued by the PRC government to our affiliated companies;

•
receipt by MNC of an opinion satisfactory to MNC from Conyers Dill & Pearman, Cayman Islands counsel to MNC, as to the validity of the title of MNC to the shares acquired by it in the tender offer and the subscription;

•
subject to certain qualifications (including company material adverse effect), our representations and warranties set forth in the acquisition agreement being true and correct as of November 28, 2007 and the commencement date of the tender offer as if made on such date (except for those representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time);

•	performance in all material respects of our agreements and covenants set forth in the acquisition agreement and required to be performed by us prior to the commencement date of the tender offer;

•
continued listing of our ADSs on the Nasdaq and the absence of any notice from Nasdaq indicating that our ADSs may be suspended from trading or delisted except in connection with the transactions contemplated by the acquisition agreement or any announcement of such transactions (unless all issues raised by such notice have since been resolved to the satisfaction of Nasdaq);

•
absence of any pending or threatened action or proceeding in connection with the tender offer or the subscription that (1) challenges, makes illegal or imposes a material limitation on the acquisition by MNC of our ADSs and ordinary shares pursuant to the tender offer and the subscription, (2) seeks to prohibit or imposes a material limitation on the ability of MNC to accept for payment, pay for or purchase any or all of our ADSs and ordinary shares pursuant to the tender offer, (3) seeks to prohibit or imposes a material limitation on the ability of MNC to hold or exercise full rights of ownership of such acquired ADSs or ordinary shares, or the ownership or operation by MNC or our company of our respective businesses or assets or otherwise seeks to compel either MNC or us to divest or hold separate any material portion of our respective businesses or assets as a result of or in connection with the tender offer or the subscription or (4) otherwise would be reasonably be expected to have a company material adverse effect; and

•	the absence of facts or circumstances that could reasonably be expected to result in a company material adverse effect.

If our shareholders approve the transactions contemplated by the acquisition agreement at this special meeting, MNC may not impose any conditions to the tender offer in addition to the conditions set forth above. Except for the conditions that our shareholders approve at the special meeting the adoption of the acquisition agreement, the subscription and the amendment to our Amended and Restated Memorandum and Articles of Association, all of the conditions set forth immediately above, if not satisfied, may be waived by MNC. MNC will not be allowed to commence the tender offer if our shareholders do not approve the transactions contemplated by the acquisition agreement at this special meeting.

Conditions to the Subscription

The subscription will be completed only if the conditions specified in the acquisition agreement are either satisfied or waived. Some of the conditions are mutual, meaning that if the condition is not satisfied, none of the parties would be obligated to close the subscription. The other conditions are in favor of either MNC or us, meaning that if the condition is not satisfied, that party could waive it (except as otherwise noted below) to the extent legally permissible and the other party would remain obligated to close the subscription.

The mutual conditions are the satisfaction of each of the following on the date of consummation of the transactions contemplated by the acquisition agreement:

•	approval by our shareholders of the transactions contemplated by the acquisition agreement at this special meeting;

•
absence of any law or court or other governmental order or judgment prohibiting the consummation of the transactions contemplated by the acquisition agreement and no statute, rule or regulation shall prevent the consummation of the transactions contemplated by the acquisition agreement; and

•	receipt of all governmental approvals required for the performance of the acquisition agreement.

The additional conditions in favor of MNC, which are required be satisfied on the date of consummation of the transactions contemplated by the acquisition agreement but may be waived to the extent legally permissible by MNC if they are not satisfied, are:

•
receipt by MNC of an opinion satisfactory to MNC from Junhe Law Offices, our PRC counsel, confirming that the acquisition by MNC of our ADSs and ordinary shares in the tender offer and the subscription will not result in the withdrawal of any of the operating licenses for the provision of value-added telecommunications services issued by the PRC government to our affiliated companies;

•
receipt by MNC of an opinion satisfactory to MNC from Conyers Dill & Pearman, Cayman Islands counsel to MNC, as to the validity of the title of MNC to the shares acquired by it in the tender offer and the subscription;

•
subject to certain qualifications (including as to company material adverse effect), our representations and warranties set forth in the acquisition agreement being true and correct as of November 28, 2007 and the commencement date of the tender offer as if made on such date (except for those representations and warranties that relate to a specific date or time, which need only be true and correct as of such date or time);

•	performance in all material respects of our agreements and covenants set forth in the acquisition agreement and required to be performed by us prior to the commencement date of the tender offer;

•
continued listing of our ADSs on the Nasdaq and the absence of any notice from Nasdaq indicating that our ADSs may be suspended from trading or delisted except in connection with the transaction contemplated by the acquisition agreement or any announcement of such transactions (unless all issues raised by such notice have since been resolved to the satisfaction of Nasdaq); and

•
absence of any pending or threatened action or proceeding in connection with the tender offer or the subscription that (1) challenges or imposes material limitation on the acquisition by MNC of our ADSs and ordinary shares pursuant to the tender offer or the subscription, the ability of MNC to hold or exercise full rights of ownership of such acquired ADSs or ordinary shares, or the ownership or operation by MNC or our company of our respective businesses or assets or (2) otherwise would reasonably be expected to have a company material adverse effect.

•
absence of any pending or threatened action or proceeding in connection with the tender offer or the subscription that (1) challenges, makes illegal or imposes a material limitation on the acquisition by MNC of our ADSs and ordinary shares pursuant to the tender offer and the subscription, (2) seeks to prohibit or imposes a material limitation on the ability of MNC to accept for payment, pay for or purchase any or all of our ADSs and ordinary shares pursuant to the tender offer, (3) seeks to prohibit or imposes a material limitation on the ability of MNC to hold or exercise full rights of ownership of such acquired ADSs or ordinary shares, or the ownership or operation by MNC or our company of our respective businesses or assets or otherwise seeks to compel either MNC or us to divest or hold separate any material portion of our respective businesses or assets as a result of or in connection with the tender offer or the subscription or (4) otherwise would be reasonably be expected to have a company material adverse effect; and

•	the absence of facts or circumstances that could reasonably be expected to result in a company material adverse effect.

The additional conditions in our favor, which are required be satisfied on the date of consummation of the transactions contemplated by the acquisition agreement but may be waived by us to the extent legally permissible if they are not satisfied, are:

•	acceptance by MNC for payment of all ADSs validly tendered and not withdrawn pursuant to the tender offer, subject to proration, if applicable;

•
representation or warranty of MNC contained in the acquisition agreement being true and correct in all material respects with the same force and effect as if made on November 28, 2007, and as of the date the transactions contemplated by the acquisition agreement are consummated (except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such date or time); and

•	performance in all material respects of the agreements and covenants of MNC under the acquisition agreement.

The condition that our shareholders approve at the special meeting the adoption of the acquisition agreement, the subscription and the amendment to our Amended and Restated Memorandum and Articles of Association may not be waived by MNC. Our company and MNC each reserve the right to waive any of our or its respective other conditions to the subscription. However, if our shareholders have approved the transactions contemplated by the acquisition agreement at this special meeting, we will not waive any conditions to the subscription which adversely affect the rights of our shareholders under the acquisition agreement without the approval of our shareholders.

Funding Commitment

MNC has represented to us that it will have all of the funds available as and when needed that are necessary to consummate the tender offer and the subscription and purchase and to perform its obligations under the acquisition agreement and that it will fund the tender offer and the subscription and purchase using its cash reserves. The tender offer and subscription and purchase are not subject to any financing condition.

Termination

The acquisition agreement may be terminated prior to the consummation of the transactions contemplated by the acquisition agreement, whether before or after our shareholders’ approval of such transactions is obtained:

•	by mutual written consent of us and MNC;

•
by us or MNC, if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the tender offer or the subscription, and such order, decree, ruling or other action shall have become final and nonappealable (the party seeking to terminate the acquisition agreement shall have used its reasonable best efforts to resist, resolve or lift such order, decree, ruling or other action, as applicable, subject to certain qualifications set forth in the acquisition agreement);

•
by us or MNC, if the transactions contemplated by the acquisition agreement shall not have been consummated on or before May 31, 2008; provided that such right to terminate shall not be available to any party whose breach of the acquisition agreement has been the cause or resulted in the failure of such consummation before May 31, 2008;

•
by us or MNC, if our shareholders shall not have approved the transactions contemplated by the acquisition agreement at this special meeting or at any adjournment or postponement of this special meeting at which a vote on the approval of such transactions was taken;

•
by MNC if (1) our board shall have approved and recommended a “superior proposal” and/or withdrawn its recommendation for the transactions with MNC contemplated by the acquisition agreement, (2) we or our board (or any of the committee of our board) shall have approved, adopted or recommended any “acquisition proposal,” (3) we or our board (or any of the committee of our board) shall have approved or recommended, or entered into or allowed us or any of our subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement relating to an “acquisition proposal,” (4) within five business days of the date any “acquisition proposal” or any material modification thereto is first published, sent or given to our shareholders, or otherwise within five business days following MNC’s written request, we have failed to issue a press release that expressly reaffirms our board’s recommendation for the transactions with MNC contemplated by the acquisition agreement, (5) if any tender offer or exchange offer has been commenced that, if successful, would result in any person or group becoming the beneficial owner of 10% or more of the outstanding ordinary shares of our company, our board shall not have recommended that our shareholders reject such tender offer or exchange offer and not tender their ordinary shares into such tender offer or exchange offer within ten business days after commencement of such tender offer or exchange offer, (6) we shall have materially breached any of our non-solicitation obligations, (7) we shall have failed to describe in the Schedule 14D-9 our board’s recommendation for the transactions with MNC contemplated by the acquisition agreement, or (8) we or our board (or any committee of our board) shall have authorized or publicly proposed to do any of the foregoing;

•
by us (1) if we receive an “acquisition proposal” which our board concludes in good faith constitutes a “superior proposal” and our board determines in good faith that the failure to terminate the acquisition agreement would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law or (2) if our board determines in good faith, with or without having received an “acquisition proposal,” after consultation with outside counsel, that the failure to terminate the acquisition agreement would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law; or

•	by us if MNC fails to consummate the tender offer or the subscription pursuant to the acquisition agreement.

Breakup Fee, Reverse Breakup Fee and Expenses

We have agreed to pay MNC a breakup fee equal to US$3 million (the “breakup fee”), if:

•
we terminate the acquisition agreement (1) if we receive an “acquisition proposal” which our board concludes in good faith constitutes a “superior proposal” and our board determines in good faith that the failure to terminate the acquisition agreement would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law or (2) if our board determines in good faith, with or without having received an “acquisition proposal,” after consultation with outside counsel, that the failure to terminate the acquisition agreement would reasonably be expected to be a breach of its fiduciary duties to our shareholders under applicable law;

•
MNC terminates the acquisition agreement if (1) our board shall have approved and recommended a “superior proposal” and/or withdrawn its recommendation for the transactions with MNC contemplated by the acquisition agreement, (2) we or our board (or any of the committee of our board) shall have approved, adopted or recommended any “acquisition proposal,” (3) we or our board (or any of the committee of our board) shall have approved or recommended, or entered into or allowed us or any of our subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement relating to an “acquisition proposal,” (4) within five business days of the date any “acquisition proposal” or any material modification thereto is first published, sent or given to our shareholders, or otherwise within five business days following MNC’s written request, we have failed to issue a press release that expressly reaffirms our board’s recommendation for the transactions with MNC contemplated by the acquisition agreement, (5) if any tender offer or exchange offer has been commenced that, if successful, would result in any person or group becoming the beneficial owner of 10% or more of the outstanding ordinary shares of our company, our board shall not have recommended that our shareholders reject such tender offer or exchange offer and not tender their ordinary shares into such tender offer or exchange offer within ten business days after commencement of such tender offer or exchange offer, (6) we shall have materially breached any of our non-solicitation obligations, (7) we shall have failed to describe in the Schedule 14D-9 our board’s recommendation for the transactions with MNC contemplated by the acquisition agreement, or (8) we or our board (or any committee of our board) shall have authorized or publicly proposed to do any of the foregoing; or

•
if a third party has announced an “acquisition proposal” and has not publicly definitively withdrawn such “acquisition proposal” at least five business days prior to the earlier of this special meeting or May 31, 2008, as applicable, and within 12 months following the termination of the acquisition agreement due to the failure to obtain our shareholders’ approval or the non-occurrence of the consummation of the transactions contemplated by the acquisition agreement by May 31, 2008, we consummate, or enter into a letter of intent or similar document or any contract providing for, any “substitute transaction,” as defined below.

For purposes of the acquisition agreement, “substitute transaction” means any of the following transactions (other than the transactions contemplated by the acquisition agreement): (1) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving us pursuant to which our shareholders immediately preceding such transaction hold less than 80% of the aggregate equity interests in our company or the surviving or resulting entity of such transaction, as the case may be, following the consummation thereof, (2) a sale or other disposition by us of assets representing in excess of 20% of the aggregate fair market value of the business of us and our subsidiaries and affiliated companies, taken as a whole, immediately prior to such sale or (3) the acquisition by any person or group (including by way of a tender offer or an exchange offer or subscription for new shares), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 20% of the voting power of the then outstanding shares of capital stock of our company.

MNC has agreed to pay us a reverse breakup fee equal to US$3 million (the “reverse breakup fee”), if we terminate the acquisition agreement due to the failure by MNC to consummate the tender offer or the subscription pursuant to the acquisition agreement and we have not otherwise breached the acquisition agreement.

Amendment of the Acquisition Agreement

The parties may amend the acquisition agreement by action taken by or on behalf of their respective boards of directors at any time prior to the consummation of the transactions contemplated by the acquisition agreement. However, after our shareholders approve the transactions contemplated by the acquisition agreement, no amendment may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by our shareholders. The acquisition agreement may not be amended except by an instrument in writing signed by us and MNC.

Waivers

Under the acquisition agreement, either MNC or our company may extend the time for the performance of any of the obligations or other acts of the other, and both parties may waive compliance by the other party with any of the representations, agreements or conditions in the acquisition agreement. Any waiver is only valid if set forth in a written instrument signed by MNC and Linktone.

However, MNC may not waive certain conditions the satisfaction of which are required for MNC to consummate the transactions contemplated under the acquisition agreement, in particular, that our shareholders approve at the special meeting the adoption of the acquisition agreement, the subscription and the amendment to our Amended and Restated Memorandum and Articles of Association. In addition, after our shareholders have approved the proposed transaction at the special meeting, there may not be any extension or waiver which would decrease the size or price of the tender offer without first obtaining our shareholders’ approval.

Definition of Company Material Adverse Effect

Under the acquisition agreement, a “company material adverse effect” exists if any change, event, development, condition, occurrence or effect (1) prevents or materially delays consummation of the subscription by our company or performance by our company of any of our material obligations under the acquisition agreement or (2) is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of our company and our subsidiaries and affiliated companies taken as a whole.

However, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a “company material adverse effect”:

•
changes generally affecting the economy, financial markets or political or regulatory conditions, to the extent such changes do not adversely affect us and our subsidiaries and affiliated companies taken as a whole in a disproportionate manner relative to other participants in the same industries in the same geographic area in which we and our subsidiaries and affiliated companies operate;

•
changes in the industries in which we and our subsidiaries and affiliated companies operate, to the extent such changes do not adversely affect us and our subsidiaries and affiliated companies taken as a whole in a disproportionate manner relative to other participants in the same industries in which we and our subsidiaries and affiliated companies operate in the same geographic area in which we and our subsidiaries and affiliated companies operate;

•
any conditions arising out of acts of terrorism or war, weather conditions or other force majeure events, to the extent such conditions do not adversely affect us and our subsidiaries and affiliated companies taken as a whole in a disproportionate manner relative to other participants in the same industries in which we and our subsidiaries and affiliated companies operate in the same geographic area in which we and our subsidiaries and affiliated companies operate;

•
the announcement of the execution of the acquisition agreement or the pendency or consummation of the tender offer or the subscription (including any loss or departure of officers or other employees of us or any of our subsidiaries or affiliated companies or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in the relationships between us or any of our subsidiaries or affiliated companies and any of our respective customers, suppliers, distributors or other business partners, in each case to the extent that such event arises from, or in connection with, such announcement);

•	compliance with the terms of, or the taking of any action required by, the acquisition agreement, or the failure to take any action prohibited by the acquisition agreement;

•	any actions taken, or failure to take action, in each case, to which MNC has expressly consented or requested;

•	any changes in law or in U.S. GAAP (or the interpretation thereof);

•	any changes in our stock price or the trading volume of our stock, in and of itself;

•
any failure by us to meet any published analyst estimates or expectations of our revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by us to meet our internal budgets, plans or forecasts of our revenues, earnings or other financial performance or results of operations, in and of itself; and

•
any legal proceedings made or brought by any of our current or former shareholders (on their own behalf or on behalf of our company) arising out of or related to the acquisition agreement or any of the transactions contemplated by it (it being understood, however, that the underlying cause or causes of any of the foregoing changes may nonetheless be deemed to constitute a “company material adverse effect”).

Assignment and MNC Guarantee

MNC may assign any of its rights and obligations under the acquisition agreement to any direct or indirect subsidiary of MNC. However, such assignment will not relieve MNC of its obligations under the acquisition agreement and in case of such assignment, MNC irrevocably and unconditionally guarantees to us the prompt and full discharge by such assignee of all of such assignee’s covenants, agreements, obligations and liabilities under the acquisition agreement.

Specific Performance

The parties to the acquisition agreement are entitled to an injunction or injunctions to prevent breaches of the acquisition agreement and to enforce specifically the terms and provisions of the acquisition agreement in any court of the U.S. or any state having jurisdiction; this being in addition to any other remedy to which they are entitled at law or in equity.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of a sale of shares and ADSs pursuant to the proposed transaction by U.S. Holders described below. This discussion does not address

U.S. state, local and non-U.S. tax consequences. The discussion applies only to U.S. Holders who hold shares and ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences in their particular circumstances.

As used herein, a “U.S. Holder” is a beneficial owner of shares or ADSs that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Passive Foreign Investment Company (“PFIC”) Rules

We may be a PFIC for our current taxable year. If we are treated as a PFIC during a U.S. Holder’s holding period, and such U.S. Holder has not made a mark-to-market election, such holder will be subject to special rules that could result in adverse tax consequences.

Upon a sale of shares or ADSs pursuant to the proposed transaction, gain recognized by a U.S. Holder would be allocated ratably over such holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that taxable year, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts.

Special rules apply to any U.S. Holder who has made a mark-to-market election with respect to the shares or ADSs. We urge you to consult your tax advisers concerning our status as a PFIC, including the consequences of making a mark-to-market election discussed above.

Sale and Other Disposition of Shares

Subject to the passive foreign investment company rules above, a U.S. Holder will recognize capital gain or loss on the sale of shares or ADSs pursuant to the proposed transaction, which will be long-term capital gain or loss if such holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the consideration received by such holder (as determined in U.S. dollars) and such holder’s tax basis in the shares or ADSs (as determined in U.S. dollars). Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding

Payments of consideration may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

MARKET PRICE OF OUR AMERICAN DEPOSITARY SHARES

Our American Depositary Shares, or ADSs, each representing 10 of our ordinary shares, have been listed on the Nasdaq Global Market since March 4, 2004 and trade under the symbol “LTON”.

The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent 11 months.

	Price per ADS (US$)
	High	Low
Annual highs and lows 2004 (March 4, 2004 through December 31, 2004)	$19.50	$5.91
2005	$11.57	$6.00
2006	$10.92	$3.56
Quarterly highs and lows First Quarter 2005	$ 8.53	$6.72
Second Quarter 2005	$ 8.95	$6.00
Third Quarter 2005	$11.28	$7.65
Fourth Quarter 2005	$11.57	$8.75
First Quarter 2006	$10.92	$6.47
Second Quarter 2006	$ 8.44	$5.21
Third Quarter 2006	$ 6.03	$3.56
Fourth Quarter 2006	$ 6.41	$4.40
First Quarter 2007	$ 5.40	$3.23
Second Quarter 2007	$ 3.75	$2.60
Third Quarter 2007	$ 4.40	$2.03
Monthly highs and lows January 2007	$ 5.40	$4.21
February 2007	$ 4.90	$4.11
March 2007	$ 4.60	$3.23
April 2007	$ 3.75	$3.14
May 2007	$ 3.54	$2.60
June 2007	$ 3.26	$2.93
July 2007	$ 3.25	$2.75
August 2007	$ 2.83	$2.03
September 2007	$ 4.40	$2.34
October 2007	$ 4.15	$3.11
November 2007	$ 3.51	$2.41

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of ordinary shares (including the ordinary shares represented by ADSs) as of October 31, 2007 (unless otherwise indicated), by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers, directors and MNC designees, and

•	all current directors, executive officers and MNC designees as a group.

As of October 31, 2007, 242,163,641 of our ordinary shares were issued and outstanding, of which approximately 230,071,210 were represented by ADSs. The amounts and percentages of ordinary shares beneficially owned are determined on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owners	Number	Percentage
5% or more shareholders Merry Asia Limited(1)	33,465,549	13.82%
Farallon Capital Partners(2)	24,000,000	9.9%
Executive Officers, Directors and MNC Designees(3) Colin Sung(4)	1,891,667	0.78%
Michael Guangxin Li(5)	1,458,333	0.60%
Elaine La Roche(6)	140,000	0.06%
Thomas Hubbs(7)	210,000	0.09%
Jun Wu(8)	33,825,549	13.97%
Allan Kwan	—	—
Hary Tanoesoedibjo	—	—
Felix Ali Chendra	—	—
Sutanto Hartono	—	—
Agus Mulyanto	—	—
All current directors, executive officers and MNC designees as a group (10 persons)(9)	37,525,549	15.50%
__________

(1)
Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Its address is c/o Haw Technology Ltd., 18A1 Han Wei Plaza, 7 Guang Hua Road, Chao Yang District, Beijing, 100004, the People’s Republic of China.

(2)
Includes 371,400 ADSs held by Farallon Capital Partners, L.P., 175,300 ADSs held by Farallon Capital Institutional Partners, L.P., 22,600 ADSs held by Farallon Capital Institutional Partners II, L.P., 13,400 ADSs held by Farallon Capital Institutional Partners III, L.P., 15,900 ADSs held by Tinicum Partners, L.P., 488,900 ADSs held by Farallon Capital Offshore Investors II, L.P., and 1,312,500 ADSs held by Farallon Capital Management, L.L.C. This information is as of November 28, 2007 and is based upon reports on Schedule 13D filed by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institution Partners II, L.P., Farallon Capital Partners III, L.P., Tinicum Partners, L.P., Farallon Capital Offshore Investors II, L.P. (collectively, the “Farallon Funds”), Farallon Capital Management, L.L.C. (the “Management Company”), Farallon Partners, L.L.C., the general partner of the Partnerships (the “General Partner”), the individual managing members of the General Partner and the Management Company, ChinaRock Capital Management Limited (a sub-investment advisor to the Farallon Funds and certain accounts managed by the Management Company) and certain individual partners and directors of ChinaRock Capital Management Limited, with the SEC on December 11, 2007. We have no further information regarding the beneficial ownership of the Farallon Funds. The address of the Farallon Funds, the Management Company and the General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111.

(3)	The address of our current executive officers and directors is c/o Linktone Ltd., 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China.

(4)
Includes stock options to acquire an aggregate of 1,891,667 ordinary shares issuable upon the exercise of stock options, which are exercisable within 60 days of October 31, 2007. The options have the following features: (i) 645,834 of the options have an exercise price of $0.676 per ordinary share and an expiration date of May 2, 2015, (ii) 1,145,833 of the options have an exercise price of $0.701 per ordinary share and an expiration date of February 24, 2016, and (iii) 100,000 of the options have an exercise price of $0.738 per share and an expiration date of May 8, 2016.

(5)
Represents stock option to acquire 1,458,333 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of October 31, 2007. The option has an exercise price of $0.655 per ordinary share and an expiration date of April 3, 2016.

(6)
Includes 20,000 ordinary shares held by Ms. La Roche. Also includes stock options to acquire an aggregate of 100,000 ordinary shares which are exercisable within 60 days of October 31, 2007. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; and (ii) 86,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(7)
Includes 90,000 ordinary shares held by the Hubbs Family Trust, a revocable family trust, of which Mr. Hubbs and his spouse, Helen K. Hubbs, are the trustees. Also includes stock options to acquire an aggregate of 120,000 ordinary shares which are exercisable within 60 days of October 31, 2007. The options have the following features: (i) 33,333 of the options have an exercise price of $1.40 per ordinary share and an expiration date of March 3, 2014; and (ii) 86,667 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(8)
Includes 33,465,549 ordinary shares held by Merry Asia Limited which is 100% owned by Mr. Wu. Also includes stock options held by Mr. Wu to acquire an aggregate of 360,000 ordinary shares which are exercisable within 60 days of October 31, 2007. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010; (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011; and (iii) 20,000 of the options have an exercise price of $1.018 per ordinary share and an expiration date of December 1, 2015.

(9)
This amount also includes 2,911,250 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of October 31, 2007 and 33,465,549 ordinary shares held by Merry Asia Limited.

As of December 19, 2007, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above. Our company’s major shareholders do not have different voting rights from each other or other shareholders of our company.

To our knowledge, except as disclosed above, currently we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may obtain copies of this information in person or by mail from the Public Reference Section of the SEC, 100 F Street N.E., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330.

The SEC also maintains an internet website that contains annual, quarterly and current reports, proxy statements and other information about issuers like our company, which file electronically with the SEC. The address of that site is http://www.sec.gov. You may also retrieve financial information from our website at http://www.linktone.com. Information contained on our website is not incorporated in or made a part of this proxy statement.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that important information may be disclosed to you by referring you to another document filed separately with the SEC. Our information incorporated by reference is deemed to be part of this proxy statement, except for information superseded by information in, or incorporated by reference in, this proxy statement. This proxy statement incorporates by reference the documents set forth below that have been previously filed with the SEC. The following documents contain important information about us and our financial condition and operating results, and are hereby incorporated by reference:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on July 13, 2007;

•	our Quarterly Report on Form 6-K for the fiscal quarter ended September 30, 2007, filed with the SEC on November 28, 2007;

•	the materials used for the investor presentation at the joint press call by MNC and Linktone on Form SC14D-9 filed with the SEC on November 30, 2007;

•	our news releases announcing the entry into the acquisition agreement filed with the SEC under the cover of Schedule 14D-9 on November 29, 2007;

•
the presentation slides in connection with the joint conference call hosted by us and MNC on November 29, 2007 to discuss the proposed transaction, filed with the SEC under the cover of Schedule 14D-9 on November 30, 2007;

•	our report on the announcement of the entry into the acquisition agreement on Form 6-K filed with the SEC on November 28, 2007; and

•	the description of our ordinary shares and our ADSs contained in our registration statement on Form F-1, filed with the SEC on March 1, 2004.

We are also incorporating by reference additional documents that we may file with the SEC under the Securities Exchange Act of 1934, as amended, between the date of this proxy statement and the date of our special meeting of shareholders.

You may have been sent some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. A copy of any and all of the information that has been incorporated by reference is available from us, excluding any exhibits which are not specifically incorporated by reference as exhibits to this proxy statement, without charge to each person to whom a proxy statement is delivered, upon written or oral request of such person. Any requested documents will be sent by first class mail or other equally prompt means within one business day of receipt of such request, at the following address:

LINKTONE LTD.
12/F Cross Tower
318 Fu Zhou Road, Huang Pu District
Shanghai, 200001, the People’s Republic of China

If you would like to request documents from us, please do so immediately in order to receive them before the special meeting.

You should rely only on the information in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

EXHIBIT A

EXECUTION VERSION

ACQUISITION AGREEMENT

between

PT MEDIA NUSANTARA CITRA TBK

and

LINKTONE LTD

Dated as of November 28, 2007

TABLE OF CONTENTS

A-i

ARTICLE 5	COVENANTS	A-14
5.1	Conduct of Business by the Company Pending the Closing	A-14
5.2	Cooperation	A-16
5.3	Access to Information; Confidentiality	A-16
5.4	No Solicitation of Transactions	A-17
5.5	Appropriate Action; Consents; Filings	A-18
5.6	Certain Notices	A-19
5.7	Public Announcements	A-20
5.8	Takeover Laws	A-20
5.9	Rule 14d−10(d) Matters	A-20
5.10	Director and Officer Liability.	A-20
ARTICLE 6	CONDITIONS TO CONSUMMATION OF THE OFFER AND THE SUBSCRIPTION	A-21
6.1	Conditions to Purchaser’s Obligation to Consummate the Offer	A-21
6.2	Conditions to Company’s Obligation to Consummate the Subscription	A-22
6.3	Conditions to Purchaser’s Obligation to Consummate the Subscription	A-22
ARTICLE 7	TERMINATION, AMENDMENT AND WAIVER	A-23
7.1	Termination	A-23
7.2	Effect of Termination	A-23
7.3	Amendment	A-24
7.4	Waiver	24
ARTICLE 8	GENERAL PROVISIONS	A-25
8.1	Non-Survival of Representations, Warranties and Covenants	A-25
8.2	Fees and Expenses	A-25
8.3	Notices	A-25
8.4	Certain Definitions	A-26
8.5	Terms Defined Elsewhere	A-31
8.6	Headings	A-32
8.7	Severability	A-33
8.8	Entire Agreement	A-33
8.9	Assignment	A-33
8.10	Purchaser Guarantee	A-33
8.11	Parties in Interest	A-34
8.12	Mutual Drafting; Interpretation	A-34
8.13	Governing Law; Dispute Resolution	A-34
8.14	Counterparts	A-34
8.15	Specific Performance	A-34
8.16	Non-Recourse	A-37

Exhibit A	Charter Amendment	A-37

A-ii

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT is dated as of November 28, 2007 (this “Agreement”), by and among PT Media Nusantara Citra Tbk, a company incorporated with limited liability under the laws of the Republic of Indonesia (the “Purchaser’) and Linktone Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the respective Boards of Directors of the Purchaser and the Company have approved this Agreement and transactions contemplated herein upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to this Agreement, the Purchaser has agreed to commence a tender offer (the “Offer”) to purchase up to 60,000,000 ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), represented by the Company’s American Depositary Shares (the “ADSs”), representing up to 24.8% of the total outstanding Shares as at the closing date of the Offer on an adjusted basis, at a price per Share of US$0.38 (such amount or any different amount per Share that may be paid pursuant to the Offer, the “Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, the Company will issue to the Purchaser, and the Purchaser will subscribe for (the “Subscription”), up to 252,000,000 Shares, but not less than 180,000,000 Shares, representing up to 51% but not less than 42.6% of the outstanding Shares as at the closing date of the Subscription on an adjusted basis, at a price per Share equal to the Offer Price, payable net to the Company in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Subscription, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Subscription, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer, adopt the Charter Amendments and approve this Agreement and the transactions contemplated hereby, including Offer and the Subscription (the “Company Board Recommendation”);

WHEREAS, the Board of Directors of the Purchaser has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Subscription, are fair to and in the best interests of the Purchaser and its stockholders, and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Subscription;

WHEREAS, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Subscription and also to prescribe various conditions to the Offer and the Subscription;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1
THE OFFER AND THE SUBSCRIPTION

1.1  Meeting of Stockholders.

(a)  The Company shall promptly prepare a proxy statement or information statement for the Special Meeting (together with any amendments and supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Subscription, this Agreement and the other transactions contemplated herein.  The Purchaser and its counsel shall be given a reasonable opportunity to review the Proxy Statement, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel.

(b)  Each of the Company and the Purchaser agree promptly to correct any information provided by it for use in the Proxy Statement, if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Proxy Statement, as so corrected, to be furnished to holders of Shares as required by applicable Law.

(c)  The Company, acting through the Company Board, shall, in accordance with and subject to the requirements of applicable Law: (i) as promptly as practicable after the date of this Agreement, in consultation with the Purchaser, duly set a record date for, call and give notice of, a special meeting of its stockholders (the “Special Meeting”) for the purpose of considering and voting on the entry by the Company into this Agreement, the adoption of the Charter Amendments, the election of the Purchaser Designees to the Company Board and the Subscription (with the record date to be set no later than April 15, 2008); (ii) use its reasonable best efforts to cause the Proxy Statement to be furnished to the stockholders of the Company as promptly as practicable (but in any event within 15 Business Days following the date of this Agreement); and (iii) as promptly as practicable, convene and hold the Special Meeting; and (iv) use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Subscription.

(d)  Until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Purchaser shall not, and shall not permit its Affiliates to, purchase or otherwise acquire, or agree or offer to purchase or otherwise acquire, beneficial ownership of any Shares other than pursuant to the Offer and the Subscription.

1.2  The Offer.

(a)     Within five Business Days after the satisfaction or waiver (to the extent permitted under Section 7.4) of all of the conditions set forth in Section 6.1, the Purchaser shall commence, within the meaning of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Offer to purchase up to 6,000,000 ADSs representing 60,000,000 Shares of the Company (the “Offer Size”), at a per-Share price equal to the Offer Price.

(b)  Subject to the satisfaction, or waiver (to the extent permitted under Section 7.4) by the Purchaser, of the conditions and requirements set forth in Section 6.1, the Purchaser shall accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable after Purchaser is legally permitted to do so under applicable Law.  The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be paid to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.1(b).

(c)  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including the conditions and requirements set forth in Section 6.1.  The Purchaser expressly reserves the right to increase the Offer Price or to make any other changes to the terms and conditions of the Offer; provided, however, that unless as previously approved by the Company in writing and, after the Company Stockholder Approval, the Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the Offer Size, (iv) impose conditions to the Offer in addition to those set forth in Section 6.1, (vi) extend the Expiration Date in a manner other than in accordance with this Agreement or (vii) make any other changes to the terms and conditions of the Offer that are materially adverse to the interests of the stockholders of the Company.

(d)  The Offer shall expire at midnight (New York City time) on the date that is 20 Business Days following the Offer Commencement Date (the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended in accordance with the second paragraph of this Section 1.2(d), the date on which the Offer has been so extended (the Initial Expiration Date, or such later date to which the Initial Expiration Date has been extended in accordance with the second paragraph of this Section 1.2(d), the “Expiration Date”).  Notwithstanding the foregoing, the Purchaser shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Global Market (“Nasdaq”) or its staff.

(e)  The Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article 7.  If this Agreement is terminated pursuant to Article 7, the Purchaser shall promptly (and in any event within 72 hours of such termination), irrevocably and unconditionally terminate the Offer.  If the Offer is terminated or withdrawn by the Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, the Purchaser shall promptly return, and shall cause any depositary acting on behalf of the Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(f)  As soon as practicable on the date of the Offer Commencement Date, the Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”).  The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement, and other ancillary documents required by the Exchange Act in connection with the Offer (collectively, together with any amendments and supplements thereto, the “Offer Documents”).  The Purchaser agrees to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by the Exchange Act.  The Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Purchaser agrees to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the applicable U.S. federal securities laws.  The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel.  In addition, the Purchaser shall provide the Company and its counsel with copies of any written comments or other communications, and shall inform them of any oral comments or other communications, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto.  The Company and its counsel shall be given a reasonable opportunity to participate in the response of the Purchaser to those comments or other communications, including by participating with the Purchaser or its counsel in any discussion or meeting with the SEC, and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

1.3  Company Actions.

(a)  Contemporaneous with the filing of the Schedule TO, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.4(d), contain the Company Board Recommendation.  The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by the Exchange Act.  The Company, on the one hand, and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the applicable U.S. federal securities laws.  The Purchaser and its counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel.  In addition, the Company shall provide the Purchaser and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments or other communications, and any written or oral responses thereto.  The Purchaser and its counsel shall be given a reasonable opportunity to participate in the Company’s response to those comments or other communications, including by participating with the Company or its counsel in any discussion or meeting with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel.

(b)  Promptly after the date hereof and otherwise from time to time as requested by the Purchaser or its agents in connection with the Offer, the Company shall furnish or cause to be furnished to the Purchaser mailing labels and any other available listings or computer files containing the names and addresses of the record holders of the Shares, any available non-objecting beneficial owner lists, and any available lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall promptly furnish Purchaser with such information (including, but not limited to, updated lists of holders of the Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists, to the extent available) and such other assistance as the Purchaser or its agents may reasonably request in communicating with the record and beneficial holders of Shares in connection with the Offer. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Subscription, the Purchaser and each of its Affiliates, associates, employees, agents and advisors shall hold in confidence the information contained in any such lists, labels, listings or files, shall use such information only in connection with the Offer and the Subscription and, if this Agreement shall be terminated and if the Company so requests, shall deliver, and shall use their reasonable efforts to cause their Affiliates, associates, employees, agents and advisors to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

1.4  The Subscription.

(a)  On the date on which the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer (the “Closing Date”), the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, additional Shares at a per-Share price equal to the Offer Price (including as the Offer Price may be increased pursuant to Section 1.2(c)) such that the Purchaser will, following the consummation of both the Offer and the Subscription, hold no less than 51% of the total outstanding Shares of the Company calculated on an adjusted basis, provided, however that the Purchaser shall subscribe for a minimum of 180,000,000 Shares in the Subscription and provided, further that the Company shall not issue more than 252,000,000 Shares to the Purchaser in the Subscription.  Subject to the terms and conditions hereof, and for so long as this Agreement has not been terminated pursuant to the provisions hereof, the Company agrees that it shall maintain, free from preemptive rights, sufficient authorized but unissued Shares issuable pursuant to this Agreement so that the Subscription may be effected without additional authorization of Shares, after giving effect to all other options, warrants, convertible securities and other rights to purchase Shares.

(b)  On the Closing Date, the Amended and Restated Memorandum and Articles of Association of the Company  shall be amended by an amendment in the form set forth as Exhibit A hereto (the “Charter Amendments”), until thereafter changed or amended as provided therein or by applicable Law. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Subscription, the Purchaser and each of its Affiliates, associates, employees, agents and advisors shall hold in confidence the information contained in any such lists, labels, listings or files, shall use such information only in connection with the Offer and the Subscription and, if this Agreement shall be terminated and if the Company so requests, shall deliver, and shall use their reasonable efforts to cause their Affiliates, associates, employees, agents and advisors to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

1.5  Directors and Officers.

(a)  The Company shall use its reasonable best efforts to seek and accept the voluntary resignation of each member of the Company Board from the Company Board, and each of the chief executive officer and the chief financial officer of the Company, in each case conditioned on and with effect from the Closing.

(b)  The Company shall cause to be included in the Proxy Statement for consideration at the Special Meeting a nomination of Purchaser’s designees (the “Purchaser Designees”) for election to the Company Board, one of which Purchaser Designees shall be nominated to be the chairman of the Company Board.  The Purchaser shall be entitled to nominate for election to the Company Board such number of Purchaser Designees as would result in such Purchaser Designees, once elected, constituting a majority of the Company Board.  If approved at the Special Meeting, the election of the Purchaser Designees to the Company Board shall take effect from the Closing Date and shall continue until the next regularly-scheduled election for such position or until the earlier resignation, incapacity, death or termination for cause of such persons.  The Purchaser shall also designate one person to serve as the Chief Executive Officer of the Company and one person to serve as the Chief Financial Officer of the Company, and the Company Board shall appoint such persons to the positions to which they have been designated by the Purchaser.

ARTICLE 2
PAYMENT

2.1  Payment.

(a)  Payment Mechanics. On the Closing Date, the Purchaser shall make payment for the Shares and ADSs purchased by it in the Offer in accordance with the acceptance and payment mechanism described in the Offer to Purchase.  The Purchaser shall make payment for the Shares acquired by it through the Subscription by wire transfer of immediately available funds to an account to be designated by the Company to the Purchaser, such payment to be made against the delivery to the Purchaser by the Company of one or more certificates representing the Shares issuable to the Purchaser in the Subscription.

(b)  Withholding Rights.  The Purchaser shall be entitled to deduct and withhold from the relevant Offer Price for any of the Shares acquired in the Offer or the Subscription such amounts that the Purchaser is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law, including with respect to stock transfer Taxes payable by the seller.  To the extent that amounts are so withheld by the Purchaser, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Purchaser.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in, and reasonably apparent from, the Company SEC Documents publicly filed before the date of this Agreement and only as and to the extent disclosed therein (other than disclosures in any forward looking disclosures set forth in any risk factor section or elsewhere), the Company hereby represents and warrants to the Purchaser as follows:

3.1  Organization and Qualification; Subsidiaries.  Each member of the Company Group is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such requisite power and authority has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each member of the Group is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(a)  The Company has delivered or caused to be delivered to the Purchaser true and complete copies of the currently effective constitutional documents of the Company (the “Company Charter”), and the organizational or governing documents of each other member of the Company Group. The Company is not in violation of the Company Charter, and none of the other members of the Company Group is in violation of its respective organizational or governing documents.

(b)  Item 4A of the Company’s 2006 Annual Report on Form 20-F filed with the SEC on July 13, 2007 sets forth a true and complete list of each member of the Company Group, together with the jurisdiction of organization or incorporation, as the case may be, of each such member.

3.2  Capitalization.

(a)  The authorized capital stock of the Company consists of (i) 500,000,000 Shares, of which, as of the close of business on November 28, 2007, there were 240,276,931 Shares issued and outstanding (excluding 1,886,710 Shares held in treasury).  All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)  As of the close of business on October 31, 2007, the Company has no Shares reserved for or otherwise subject to issuance.

(c)  Except for Company Options to purchase not more than 18,590,000 Shares under the Company Stock Option Plans, there are no agreements, arrangements or commitments of any character (i) relating to any Equity Interests of any member of the Company Group or (ii) obligating any member of the Company Group to issue, acquire or sell any Equity Interests of any member of the Company Group.  Since the close of business on November 28, the Company has not issued any shares of its capital stock or other Equity Interests (other than Company Options issued in the ordinary course of business consistent with past practice).

(d)  Except as set forth in the constitutional documents of the members of the Company Group or as required by applicable Law, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any Shares or other Equity Interests in any member of the Company Group.

(e)  The Company is the beneficial or legal owner of 100% of the issued and outstanding capital stock or other Equity Interests of each of the Company Subsidiaries and the Affiliated Companies, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable.  The Company maintains control over each of the Company Subsidiaries and the Affiliated Companies.

(f)  Other than (i) as set forth in Section 3.2(f) of the Disclosure Schedule and (ii) in the case of the Company Subsidiaries and the Affiliated Companies, the Company does not own any Equity Interest in any Person and has no obligation or other commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary, Affiliated Company or any other Person.  Since the close of business on December 31, 2006, no Company Subsidiary or Affiliated Company has issued any shares of capital stock or other Equity Interests.

3.3  Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Subscription.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Subscription, have been duly and validly authorized by all necessary corporate action other than (a) the Company Stockholder Approval and (b) such other approvals of the stockholders of the Company as are required to give effect to the Charter Amendments and to elect the Purchaser Designees to the Company Board, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than (a) the Company Stockholder Approval and (b) such other approvals of the stockholders of the Company as are required to give effect to the Charter Amendments and to elect the Purchaser Designees to the Company Board.  This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.4  No Conflict.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Subscription or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or any equivalent organizational or governing documents of any other member of the Company Group; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any other member of the Company Group or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any other member of the Company Group pursuant to, any Contract, any government permit or other instrument or obligation to which the Company or any other member of the Company Group is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, approvals, conflicts, terminations, rights, breaches, losses, changes of control, defaults or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.5  Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Subscription or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) compliance with any applicable foreign or supranational antitrust and competition laws, (b) compliance with the applicable requirements of the Exchange Act, (c) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (d) such filings as may be required under the rules and regulations of Nasdaq, and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.6  Permits; Compliance With Law.

(a)  Each member of the Company Group holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (including, in the case of the Affiliated Licenseholders, the Telecom Licenses) necessary for such member of the Company Group the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), except where the failure to have any Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  All of the Company Permits are in full force and effect, and no such Company Permit is subject to any restriction or condition which would limit the operation of the business of the Company or any other member of the Company Group.

(b)  No member of the Company Group is or since December 31, 2006 has been in conflict with, default under or violation of, or, to the knowledge of the Company, is being or since December 31, 2006 has been investigated (or threatened with an investigation) for, or charged by any Governmental Entity with a violation of, any Law applicable to such member of the Company Group or by which any property or asset of the Company or any other member of the Company Group is bound or affected, except for any conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.7  SEC Filings; Financial Statements.

(a)  Since January 1, 2004, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any other member of the Company Group with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).  As of their respective filing dates the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.  None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC.  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(b)  All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (collectively, the “Company Financial Statements”) fairly present, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or as may be permitted by the SEC on Form 20-F, Form 6-K or any successor or like form under the Exchange Act) in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company Group on a consolidated basis as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto and subject to normal, recurring year-end adjustments).

(c)  Without limiting the generality of Sections 3.7(a) or (b), (i) PricewaterhouseCoopers Zhong Tian CPAs Limited Company has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act and (iii) no enforcement action has been initiated or, to the knowledge of the Company, threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

3.8  Internal Controls; Sarbanes-Oxley Act. The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries.  The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures since March 3, 2004 available to the Purchaser) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

3.9  No Undisclosed Liabilities.  Except for those liabilities and obligations (a) specifically reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2006 or in the notes thereto or in the Company SEC Documents filed prior to the date hereof, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2006 which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Offer and the Subscription, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, absolute, determined, determinable, fixed or contingent and whether or not required to be recorded or reflected on a balance sheet under GAAP.

3.10  Books and Records.  The books and records of the Company and each Company Subsidiary have been, and are being, fully, properly and accurately maintained in all material respects in accordance with applicable legal and accounting requirements.  The minute books of the Company (including the Company’s certificate of incorporation, memorandum and articles of association register of directors and officers, register of members and register of mortgages and charges) and each Company Subsidiary, all of which have been made available by the Company to the Purchaser, contain materially complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective stockholders (or equivalent) and boards of directors (or equivalent), including committees of their respective boards of directors (or equivalent).

3.11  Absence of Certain Changes or Events.

(a)  Since December 31, 2006, the Company and each other member of the Company Group have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b)  Since December 31, 2006, there has not been any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)       There has not been any action taken by any member of the Company Group from December 31, 2006 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a material breach of Section 5.1.

3.12  Labor and Other Employment Matters.

(a)  Each member of the Company Group is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. No member of the Company Group is a party to any collective-bargaining agreement or other labor union contract applicable to persons employed by any member of the Company Group. No labor unions or other organizations are representing, or to the knowledge of the Company, purporting to represent or attempting to represent, any employees of any member of the Company Group, and no collective-bargaining agreement or other labor union contract is being negotiated by any member of the Company Group. To the Company’s knowledge, no employee of any member of the Company Group is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by such member of the Company Group because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(b)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event, such as termination of employment) will (i) result in any payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director or employee of any member of the Company Group, or to any Governmental Entity or other Person on behalf of any such director or employee, from any member of the Company Group under any Company

Benefit Plan or otherwise, (ii) significantly increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any material benefits.

(c)  No member of the Company Group has any material liabilities in respect of actual or contingent employment termination payments to employees (including any severance payments, any cash-out or acceleration of options and restricted stock and any “gross-up” payments with respect to any of the foregoing).

3.13  Material Contracts.

(a)  The Company SEC Documents together contain descriptions of all of the material terms of each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company and each other member of the Company Group is currently a party (together, the “Company Material Contracts”).

(b)  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Key Contract is a valid, binding and enforceable obligation of the Company and/or one or more other members of the Company Group and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms; (ii) each Key Contract is in full force and effect and, upon consummation of the Offer or the Subscription, shall continue to be in full force and effect without penalty, acceleration, termination, repurchase right or other adverse consequence; (iii) the Company and each other member of the Company Group has in all material respects performed all obligations required to be performed by it under each Key Contract and, to the knowledge of the Company, each other party to each Key Contract has in all material respects performed all obligations required to be performed by it under such Key Contract; (iv) no member of the Company Group knows of, or has received notice of, any violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Key Contract; and (v) no member of the Company Group has received any notice from any other party to any such Key Contract, and otherwise has no knowledge, that such party intends to terminate, or not renew, any such Key Contract.

3.14  Telecom Licenses; Arrangements with Affiliated Companies.

(a)  The consummation by the Company of the transactions contemplated by this Agreement will not affect the validity of any Telecom Licenses held by the Affiliate Licenseholders or the rights of any Affiliate Licenseholder under any such Telecom Licenses.

(b)  There are no outstanding contractual obligations of any Affiliated Company which would (i) restrict the transfer of, (ii) require the repurchase, redemption or disposition of, or contain any right of first refusal with respect to, or (iii) result in any preemptive right with respect to, any equity interests in any such Affiliated Company, and no Affiliated Company is a party to any agreement that grants any third party any rights with respect to the corporate governance or the profits (or a portion thereof) of such Affiliated Company, including inter-company agreements, silent partnership agreements and similar agreements.

3.15  Litigation. There is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or resolved or, to the knowledge of the Company, threatened against or affecting any member of the Company Group (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of any member of the Company Group that, individually or in the aggregate, if determined adversely to such member of the Company Group has had or would reasonably be expected to have a Company Material Adverse Effect.

3.16  Intellectual Property. Each member of the Company Group validly holds all rights to the Intellectual Property necessary for it to conduct its business and operations as presently conducted, and the consummation of the transactions contemplated hereby will not impose any obligation on any member of the Group to obtain any Consent or pay any additional license fee or other charge so that it may continue to use all such Intellectual Property on the same terms and conditions which now apply.

3.17  Tax Matters.

(a)  Each member of the Company Group has accurately and completely prepared and filed all material Tax Returns that it is required to file and has paid all Taxes it is required to pay as and when due (except for Taxes being diligently contested in good faith which are either reflected on the most recent Financial Statements or which, if resolved adversely to the Company, would not, individually or in the aggregate, result in a Company Material Adverse Effect).

(b)  No member of the Company Group has extended or waived the applicable period for assessment of any Tax, except for extensions and waivers that, individually or in the aggregate, have not resulted and would not be reasonably expected to result in a Company Material Adverse Effect.  There is no pending or, to the knowledge of the Company, threatened material tax proceeding against any member of the Company Group.

(c)  The financial statements of the Company set forth in the Company SEC Documents, together with the Interim Financial Statements, accurately reflect the Tax liability of the Company Group for the periods indicated.  No member of the Company Group has incurred any material Tax liability since the date of the Interim Financial Statements other than in the ordinary course of business, and the Company has made adequate provisions for such Taxes since that date in accordance with GAAP.

(d)  Except for those that, individually of in the aggregate, have not resulted in or would reasonably be expected to result in a Company Material Adverse Effect,  there are no unpaid deficiencies asserted or (to the Company’s knowledge) threatened to be asserted, or assessments made or (to the Company’s knowledge) threatened to be made by any taxing authority against any member of the Company Group.  Except for those that, individually of in the aggregate, have not resulted in or would reasonably be expected to result in a Company Material Adverse Effect, no claim against any member of the Company Group has been made by a taxing authority in a jurisdiction where such member of the Company Group does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

3.18  Insurance.  Each member of the Company Group maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the other members of the Company Group.  The Company has made available to the Purchaser true and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company Group (the “Insurance Policies”).  Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and each member of the Company Group is in compliance in all material respects with the terms and conditions of such Insurance Policies.  There is no material claim by any member of the Company Group pending under any of the Insurance Policies and no material claim made since December 31, 2005, in the case of any pending claim, has been questioned or disputed by the underwriters of such Insurance Policies.  None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement.

3.19  Properties and Assets.  Each member of the Company Group has, and immediately following the Closing Date will continue to have, good and valid title to its owned assets and properties, or in the case of assets and properties which it leases, licenses, or has other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary and desirable to permit such member of the Company Group to conduct its respective businesses in all material respects as currently conducted.  The assets and properties (in each case, tangible or intangible) owned or used by the members of the Company Group are in satisfactory condition for their continued use as they have been used and adequate in all material respects for their current use, subject to reasonable wear and tear.

3.20  Opinion of Financial Advisors.  The Company Board has received the written opinion (the “Fairness Opinion”) of Morgan Stanley (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be received by the stockholders of the Company pursuant to the Offer and Subscription is fair to such stockholders (other than the Purchaser) from a financial point of view.

3.21       Information in the Offer Documents and the Schedule 14D-9.  The information with respect to the Company or any of its Subsidiaries supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable U.S. federal securities laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made or omissions included in the Schedule 14D-9 based on information furnished by the Purchaser in writing expressly for inclusion therein.

3.22  Information in the Proxy Statement.  The Proxy Statement (and any amendment thereof or supplement thereto) at the date furnished to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the transactions contemplated under this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or omissions included therein based on information supplied by the Purchaser in writing expressly for inclusion in the Proxy Statement.

3.23  Required Vote.  The affirmative vote of the holders of shares representing a majority of the voting power of the Shares of the Company present and voting in person or by proxy at a duly convened general meeting of the Company’s stockholders is the only vote required, of the holders of any class or series of capital stock or other Equity Interests of the Company to approve this Agreement and the Subscription (the “Company Stockholder Approval”).

3.24  Brokers.  Except for the Company’s obligations to Morgan Stanley, neither the Company nor any stockholder, director, officer, employee or affiliate of the Company, has incurred or will incur on behalf of any member of the Company Group, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Offer and the Subscription.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company as follows:

4.1  Organization and Qualification.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Indonesia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such requisite power and authority has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.  The Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.2  Authority.  The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Subscription.  The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby, including the Offer and the Subscription, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Purchaser and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly authorized and validly executed and delivered by the Purchaser, and assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3  No Conflict.  None of the execution, delivery or performance of this Agreement by the Purchaser, the commencement of the Offer, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation of the Subscription or any other transaction contemplated by this Agreement, or compliance by the Purchaser with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the organizational documents of the Purchaser; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Purchaser or any of its Subsidiaries (each a “Purchaser Subsidiary” and, collectively, the “Purchaser Subsidiaries”) or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Purchaser or any Purchaser Subsidiary pursuant to, any Contract, permit or other instrument or obligation to which the Purchaser or any Purchaser Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.4  Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by the Purchaser, the commencement of the Offer, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation of the Subscription or any other transaction contemplated by this Agreement, or compliance by the Purchaser with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) compliance with the applicable requirements of the Exchange Act, (b) filings with the Indonesian Regulatory Authority for Indonesian Capital Market (BAPEPAM-LK), (c) filings with the SEC as may be required by the Purchaser in connection with this Agreement and the transactions contemplated hereby, (d) such filings as may be required under the rules and regulations of Nasdaq, and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not has and would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.5  Litigation.

(a)  There is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser, or any executive officer or director of the Purchaser, that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, challenges the validity or propriety of the Offer or the Subscription, or otherwise seeks to prevent or materially delay consummation of the Offer or the Subscription or performance by the Purchaser of its material obligations under this Agreement.

(b)  The Purchaser is not subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

4.6  Information in the Proxy Statement.  The information supplied by the Purchaser in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the transactions contemplated under this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

4.7  Information in the Offer Documents and the Schedule 14D-9.  The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Purchaser with respect to statements made in the Offer Documents based on information supplied by the Company in writing expressly for inclusion therein.  The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable U.S. federal securities laws.

4.8  Sufficient Funds.  The Purchaser will have all of the funds available as and when needed that are necessary to consummate the Offer and the Subscription and to perform its obligations under this Agreement.

4.9  Brokers.  Except for the Purchaser’s obligations to each of JPMorgan and PT Bhakti Securities, the Purchaser’s financial advisors, whose fees and expenses will be paid by the Purchaser, the Purchaser has not retained or entered into any arrangement with any investment banker, broker, finder or other similar intermediary which would give rise to any claim by such Person against the Company for a finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated by this Agreement.

4.10  Non U.S. Person.  Neither the Purchaser nor any beneficial owner of the Shares or ADSs acquired through the Subscription is a “U.S. person” (as such term is defined in Regulation S under the Exchange Act).

4.11  Purchase for Investment.  The Purchaser is purchasing the Shares and ADSs for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  The Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Company and is capable of bearing the economic risks of such investment.

ARTICLE 5
COVENANTS

5.1  Conduct of Business by the Company Pending the Closing.  The Company agrees that, between the date of this Agreement and the Closing Date, except as expressly permitted by any other provision of this Agreement, unless the Purchaser shall otherwise agree in writing (such agreement not to be unreasonably withheld or delayed), the Company will, and will cause each other member of the Company Group to, (i) conduct its operations only in the ordinary and usual course of business consistent with past practice, (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each other member of the Company Group and preserve the goodwill and current relationships of the Company and each other member of the Company Group with customers, suppliers and other Persons with which the Company Group has significant business relations, (iii) preserve intact its business organization, and (iv) comply in all material respects with all applicable Laws.  Without limiting the foregoing, and as an extension thereof, except as expressly permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any other member of the Group to (unless required by applicable Law), between the date of this Agreement and the Closing Date, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Purchaser (such agreement not to be unreasonably withheld or delayed):

(a)  amend or otherwise change its constitutional documents other than pursuant to the Charter Amendments;

(b)  issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, any member of the Company Group of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), of any member of the Company Group, other than the issuance of (i) Shares upon the exercise of Company Options outstanding as of the date hereof or Company Options issued prior to the Closing Date pursuant to Company Option Plans consistent with past practice in accordance with their terms or (ii) any Equity Interests in one member of the Company Group (other than the Company) to the Company or another member of the Company Group;

(c)  sell, pledge, dispose of, transfer, lease, license or encumber, or authorize the sale, pledge, disposition, transfer, lease, license or encumbrance of, any material property or assets (including Intellectual Property and Technology) of any member of the Company Group, except (i) pursuant to existing contracts or commitments, (ii) sale, transfer, lease or license of property or assets (including Intellectual Property and Technology) in the ordinary course of business consistent with past practice, (iii) sale, transfer, lease or license of properties or assets (including Intellectual Property and Technology) with a price not exceeding US$250,000 in the aggregate, or (iv) any such transactions between members of the Company Group;

(d)  declare, set aside, pay any dividend or make any other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid (i) by a member of the Company Group to another member of the Company Group or (ii) in an amount consistent with past practice) or enter into any agreement with respect to the voting or registration of its capital stock;

(e)  reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(f)  merge or consolidate any member of the Company Group with any Person (other than another member of the Company Group) or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any member of the Company Group;

(g)  acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, other than acquisitions of inventory or assets in the ordinary course of business consistent with past practice and any other acquisitions for consideration that is individually not in excess of US$250,000, or in the aggregate not in excess of US$1,000,000;

(h)  incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, in each case having an aggregate principal amount greater than US$500,000;

(i)  make any loans, advances or capital contributions to, or investments in, any other Person (other than any member of the Company Group) other than in the ordinary course of business consistent with past practice;

(j)  terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Company Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(k)  make or authorize any capital expenditure exceeding the Company’s capital expenditure budget as disclosed to the Purchaser prior to the date hereof by US$500,000 in the aggregate;

(l)  except to the extent required by (i) applicable Law, (ii) the existing terms of any Company Benefit Plan or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement:  (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of directors, officers or employees of any member of the Company Group that do not result in a material increase in the aggregate compensation or benefits payable by the Company Group); (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee of any member of the Company Group, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan; or (D) terminate the employment of any senior officer of any member of the Company Group;

(m)  forgive any material loans to directors, officers, employees or any of their respective affiliates;

(n)  (i) pre-pay any long-term debt; (ii) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms; (iii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice; (iv) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice; or (v) vary its inventory practices in any material respect from past practices;

(o)  make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity or by any applicable Law;

(p)  compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby);

(q)  make any material tax election or settle or compromise any material liability for Taxes;

(r)  write up, write down or write off the book value of any assets, except for depreciation and amortization in accordance with GAAP consistently applied;

(s)  take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer and the Subscription set forth in Article 6 not being satisfied;

(t)  convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company other than a stockholder meeting to approve this Agreement and the transactions contemplated herein; or

(u)  authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2  Cooperation.  The Company and the Purchaser shall use their reasonable best efforts to coordinate and cooperate in connection with (a) the preparation of the Offer Documents, the Schedule 14D-9, the Proxy Statement and any Other Filings, (b) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Company Material Contracts, in connection with the Offer, the Subscription or the other transactions contemplated by this Agreement, and (c) timely taking any such actions, seeking any such consents, approvals or waivers or making any such filings or furnishing information, in each case as required to consummate the transactions contemplated hereby.

5.3  Access to Information; Confidentiality.

(a)  From the date of this Agreement to the Closing Date, the Company shall, and shall cause each other member of the Company Group and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Company Representatives”) to:  (i) provide to the Purchaser and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Purchaser Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and such member, as applicable, and to the books and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, Personnel and other aspects of the Company and such member, as applicable, as the Purchaser or the Purchaser Representatives may reasonably request.  No investigation conducted pursuant to this Section 5.3(a) shall affect or be deemed to modify or limit any representation or warranty made by the Company in this Agreement.

(b)  With respect to the information disclosed pursuant to Section 5.3(a), the Purchaser shall comply with, and shall cause the Purchaser Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated October 5, 2007, by and between the Company and the Purchaser (the “Confidentiality Agreement”).

5.4  No Solicitation of Transactions.

(a)  Other than as provided in Section 5.4(b) and Section 5.4(d), from and after the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article 7, the Company shall not, and shall cause the other members of the Company Group and the Company Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing non-public information on the Company Group) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations (provided that the public announcement of the transactions contemplated hereby and any other public announcement or communication made in accordance with Section 5.7 or as may be required by applicable Law shall not constitute a breach of this Section 5.4(a)), (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (iii) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to the Purchaser, or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation, (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (v) resolve, propose or agree to do any of the foregoing (any action or failure to act set forth in the foregoing clauses (ii), (iii) or (v), a “Change of Board Recommendation”).  The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by any member of the Company Group or any of the Company Representatives with respect to any Acquisition Proposal; and cause to be returned or destroyed all confidential information provided by or on behalf of any member of the Company Group to such Person.

(b)  Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time prior to the Closing Date (i) the Company has received a bona fide written Acquisition Proposal from a third party, (ii) the Company has not breached this Section 5.4, (iii) the Company Board determines in good faith that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failure to take any of such actions would reasonably be expected to be a breach of its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (A) furnish information with respect to the Company Group to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) will not, and will not allow any member of the Company Group or the Company Representatives to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will promptly provide to the Purchaser any information concerning the Company or any other member of the Company Group provided to such other Person which was not previously provided to the Purchaser.

(c)  The Company shall promptly (and in any event within one Business Day) notify the Purchaser in the event that (i) the Company or any Company Representative receives any Acquisition Proposal from any Person or (ii) the Company determines to begin providing non-public information relating to the Company or any other member of the Company Group to any Person or engage in negotiations with any Person concerning any Acquisition Proposal.  The Company shall notify the Purchaser promptly (and in any event within one Business Day) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto.  The Company shall keep the Purchaser reasonably informed (orally and in writing) on a current basis (and in any event at the Purchaser’s request and otherwise no later than one Business Day after the occurrence of any changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(d)  Notwithstanding anything to the contrary contained in Section 5.4(a), (A) if the Company receives an Acquisition Proposal which the Company Board concludes in good faith constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by the Purchaser pursuant to clause (ii) below, the Company Board may at any time prior to the Closing Date, if it determines in good faith that the failure to take any of such actions would reasonably be expected to be a breach of its fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation and/or (y) terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal, or (B) the Company Board may at any time prior to the Closing Date effect a Change of Board Recommendation and/or terminate this Agreement if the Company Board determines in good faith, after consultation with outside counsel, that failure to take any of such actions would reasonably be expected to be a breach of its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that the Company shall not effect a Change of Board Recommendation or terminate this Agreement, in each case pursuant to the foregoing clause (A), and any purported termination pursuant to the foregoing clause (A) shall be void and of no force or effect, unless:

(i)           the Company shall have provided prior written notice to the Purchaser, at least five Business Days in advance (the “Notice Period”), of taking such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal; and

(ii)           prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with the Purchaser in good faith (to the extent the Purchaser desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute (in the good faith judgment of the Company Board) a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to the Purchaser and to comply with the requirements of this Section 5.4(d) with respect to such new written notice.

(e)  The Company agrees that any material violation of the restrictions set forth in this Section 5.4 by any of the Company Representatives shall be deemed to be a material breach of this Agreement (including this Section 5.4) by the Company.

(f)  Nothing contained in this Section 5.4 shall prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that any such disclosure other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to its stockholders in favor of the Offer shall be deemed to be a Change of Board Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation at least ten Business Days prior to the Special Meeting.

5.5  Appropriate Action; Consents; Filings.

(a)  Subject to the terms and conditions of this Agreement, the Company and the Purchaser shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by the Purchaser or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Offer and the Subscription, and (iii) as promptly as reasonably practicable, make any required filings or submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Offer and the Subscription required under (A) the Exchange Act, and any other applicable U.S. federal securities Laws, and (B) any other applicable Law.

(b)  The Company and the Purchaser shall use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents which are (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Closing Date.

(c)  Without limiting the generality of anything contained in this Section 5.5, each party hereto shall, to the extent legally permissible: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer, the Subscription or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding any of the transactions contemplated under this Agreement.  Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Subscription or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any Law and to the extent practicable, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d)  Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the transactions contemplated under this Agreement, none of the Company nor any other member of the Company Group nor the Purchaser shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(e)  Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Entity, neither the Purchaser nor the Company (nor any of their respective Subsidiaries or affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any material assets of the Purchaser, the Company or their respective Subsidiaries or affiliates. For the avoidance of doubt, nothing contained in this Agreement shall restrict the Purchaser from developing, soliciting, considering, communicating, exchanging or furnishing information, negotiating, disclosing, entering into or consummating potential or definitive strategic transactions through both internally generated and third-party proposals.

5.6  Certain Notices.  From and after the date of this Agreement until the Closing Date, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Subscription or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Subscription or any other transaction contemplated by this Agreement not to be satisfied;  provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.7  Public Announcements.  Each of the Company and the Purchaser agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and the Purchaser (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable U.S. or foreign securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.  The Company and the Purchaser agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and the Purchaser.

5.8  Takeover Laws.  If any “control share acquisition”, “fair price” or other anti-takeover Law becomes or is deemed to be applicable to the Company, the Purchaser, the Offer, the Subscription or any other transaction contemplated by this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

5.9  Rule 14d−10(d) Matters. Prior to the Closing Date, the Company (acting through the Compensation Committee of the Company Board) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or the Company Subsidiaries on or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d−10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d−10(d) under the Exchange Act.

5.10  Director and Officer Liability.

Upon and following the Closing, the Purchaser shall cause the Company, and the Company hereby agrees, to do the following:

(a)  For six years after the Closing Date, the Company shall indemnify and hold harmless the present and former directors and officers of the Company or any other member of the Company Group who shall resign, terminate their employment or be terminated on or prior to the Closing Date (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing Date to the fullest extent permitted by Laws of the Cayman Islands or any other applicable Law or provided under the Company Charter in effect on the date hereof.

(b)  For six years after the Closing Date, the Company shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Closing Date covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not be required to pay an annual premium for such insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be approximately US$267,000.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Closing Date, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Closing Date, including in respect of the transactions contemplated by this Agreement.  If such prepaid policies have been obtained prior to the Closing Date, the Company shall maintain such policies in full force and effect, and shall continue to honor its obligations thereunder.

(c)  If the Purchaser, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Company, as the case may be, shall assume the obligations set forth in this Section 5.10.

(d)  The rights of each Indemnified Person under this Section 5.10 shall be in addition to any rights such Person may have under the Company Charter or the constitutional documents of any other member of the Company Group, under Cayman Islands Law or any other applicable Law or under any agreement of any Indemnified Person with the Company or any other member of the Company Group.  These rights shall survive consummation of the transactions contemplated hereby and are intended to benefit, and shall be enforceable by, each Indemnified Person.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE OFFER AND THE SUBSCRIPTION

6.1  Conditions to Purchaser’s Obligation to Consummate the Offer.  The obligations of the Purchaser to consummate the Offer shall be subject to the satisfaction on or prior to the Offer Commencement Date of each of the following conditions:

(a)  The Special Meeting shall have resulted in (i) the Company Stockholder Approval, (ii) the approval by the stockholders of the Company of the Charter Amendments (which conditions (i) and (ii) shall not be capable of waiver by the Purchaser) and (iii) the approval by  the stockholders of the Company of the conditional election of the Purchaser Designees to the Company Board in the manner described in Section 1.5(b).

(b)  The consummation of the Offer and the Subscription shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Offer or the Subscription by any Governmental Entity which prevents the consummation of either the Offer or the Subscription.

(c)  All approvals which are required to be obtained from any Governmental Entity under applicable Law for the entry by each party into this Agreement, and for the performance by each party of their respective obligations hereunder shall have been obtained and be in full force and effect.

(d)  The Purchaser shall have received an opinion satisfactory to the Purchaser from each of:

i.  Junhe Law Offices, PRC counsel to the Company, dated as of a date prior to the Offer Commencement Date and addressed to the Purchaser, confirming that the acquisition of Shares by the Purchaser following the consummation of the Offer and the Subscription will not result in the withdrawal of any of the Telecom Licenses by any Governmental Entity; and

ii.  Conyers Dill & Pearman, Cayman Islands counsel to the Purchaser, dated as of a date prior to the Offer Commencement Date and addressed to the Purchaser, as to the validity of the title of the Purchaser to the Shares acquired by it in the Offer and the Subscription.

(e)  Each representation or warranty of the Company contained in Article 3 shall be true and correct in all respects with the same force and effect as if made both on the date of this Agreement and as of the Offer Commencement Date (except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such date or time), disregarding for the purposes of such determination any “Company Material Adverse Effect” or other materiality qualifiers set forth in such representations and warranties, except for such failures of such representations and warranties to be so true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(f)  The Company shall not have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under this Agreement prior to the Offer Commencement Date where such breach or failure has not been cured prior to the Offer Commencement Date.

(g)  The Shares of the Company shall be listed on the Nasdaq and the Company shall not have received any notice from Nasdaq indicating that the Shares may be suspended from trading or delisted except in connection with the Offer on other transactions contemplated hereby or any announcement thereof (unless all issues raised by such notice have since been resolved to the satisfaction of Nasdaq).

(h)  There shall not be pending or threatened in writing any suit, action or proceeding by or before any Governmental Entity of competent jurisdiction against the Purchaser or any member of the Company Group, or otherwise in connection with the Offer or the Subscription (A) challenging the acquisition by the Purchaser of any Shares pursuant to the Offer or the Subscription or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Subscription, (B) seeking to prohibit or impose material limitations on the ability of the Purchaser, or otherwise to render the Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Subscription, or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer or in the Subscription, (C) seeking to prohibit or impose any material limitations on the ownership or operation by the Purchaser, the Company or any of their respective Subsidiaries, of all or any portion of the businesses or assets of the Purchaser or any member of the Company Group as a result of or in connection with the Offer, the Subscription or the other transactions contemplated by this Agreement, or otherwise seeking to compel the Purchaser or any member of the Company Group to divest, dispose of, license or hold separate any material portion of its businesses or assets as a result of or in connection with the Offer, the Subscription or the other transactions contemplated by this Agreement, (D) seeking to prohibit or impose material limitations on the ability of the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or otherwise in the Subscription, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (E) which otherwise would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)  Since the date of this Agreement, no facts, changes, events, developments or circumstances shall have occurred, arisen or come into existence or become known to the Company or the Purchaser which would reasonably be expected to have, individually or in the aggregate with all other such facts, changes, events, developments or circumstances, a Company Material Adverse Effect.

6.2  Conditions to Company’s Obligation to Consummate the Subscription.  The obligations of the Company to consummate the Subscription shall be subject to both (i) the continued satisfaction of each of the conditions set forth in Section 6.1(a) through 6.1(c) as at the Closing Date and (ii) the satisfaction on or prior to the Closing Date of each of the following conditions:

(a)  The Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

(b)  Each representation or warranty of the Purchaser contained in Article 4 shall be true and correct in all material respects with the same force and effect as if made both on the date of this Agreement and as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time).

(c)  The Purchaser shall not have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under this Agreement where such breach or failure has not been cured.

6.3  Conditions to Purchaser’s Obligation to Consummate the Subscription.  The obligations of the Purchaser to consummate the Subscription shall be subject to the continued satisfaction of each of the conditions set forth in Section 6.1(a) (provided that subclauses (i) and (ii) thereof shall not be capable of waiver by the Purchaser) through Section 6.1(i) as at the Closing Date.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

7.1  Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Company Stockholder Approval:

(a)  By mutual written consent of the Purchaser and the Company, by action of their respective Boards of Directors, at any time prior to the Closing Date;

(b)  By either the Company or the Purchaser, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting, prior to the Closing Date, the Offer or the Subscription, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.5);

(c)  By the Purchaser, at any time prior to the Closing Date if (i) a Change of Board Recommendation (or any action by any committee of the Company Board which, if taken by the full Company Board, would be a Change of Board Recommendation) shall have occurred (whether or not in compliance with Section 5.4), (ii) the Company or the Company Board (or any committee thereof) shall (A) approve, adopt or recommend any Acquisition Proposal or (B) approve or recommend, or enter into or allow the Company or any of the Company Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement relating to an Acquisition Proposal, (iii) within five (5) Business Days of the date any Acquisition Proposal or any material modification thereto is first published, sent or given to the stockholders of the Company, or otherwise within five (5) Business Days following the Purchaser’s written request, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation, (iv) if any tender offer or exchange offer is commenced that, if successful, would result in any Person or group becoming the beneficial owner of 10% or more of the outstanding Shares, the Company Board shall not have recommended that the Company’s stockholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten (10) Business Days after commencement of such tender offer or exchange offer, (v) the Company shall have materially breached any of its obligations under Section 5.4, (vi) the Company shall have failed to describe the Company Board Recommendation in the Schedule 14D-9, or (vii) the Company or the Company Board (or any committee thereof) shall authorize or publicly propose to do any of the foregoing;

(d)  By the Company, at any time prior to the Closing Date, in accordance with Section 5.4(d);

(e)  By either the Purchaser or the Company, if the Closing Date shall not have occurred on or before May 31, 2008 (the “Outside Date”); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any party whose breach of this Agreement has been the cause or resulted in the failure of the Closing Date to have occurred on or before the Outside Date;

(f)  By either the Company or the Purchaser, if the stockholders of the Company shall not have approved the adoption of the Charter Amendments, the election of the Purchaser Designees to the Company Board and the Subscription at the Special Meeting or at any adjournment or postponement thereof at which a vote on such matter was taken;

(g)  By the Company, at any time prior to the Closing Date if the Purchaser breaches its obligations to consummate the Offer pursuant to Section 1.2 or the Subscription pursuant to Section 1.4.

7.2  Effect of Termination.

(a)  In the event of termination of this Agreement by either the Company or the Purchaser as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser or the Company or their respective Subsidiaries, affiliates, officers or directors except (i) with respect to Section  5.3(b), Section  5.7, this Section 7.2 and Article  8 and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b)  In the event that this Agreement is terminated by the Purchaser pursuant to Section 7.1(c) or by the Company pursuant to Section 7.1(d), then the Company shall pay to the Purchaser at the time of such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by the Purchaser, a termination fee of US$3,000,000 (the “Breakup Fee”) by wire transfer of immediately available funds to an account designated in writing by the Purchaser.

(c)  In the event that following the date hereof and prior to the termination of this Agreement pursuant to Section 7.1(e) or Section 7.1(f), a third party has announced an Acquisition Proposal and has not publicly definitively withdrawn such Acquisition Proposal at least five Business Days prior to the earlier of the Special Meeting or the Outside Date, as applicable, and within 12 months following the termination of this Agreement pursuant to Section 7.1(e) or Section 7.1(f), as applicable, the Company consummates, or enters into a letter of intent or similar document or any Contract providing for, any Substitute Transaction, the Company shall pay the Breakup Fee to the Purchaser within two Business Days thereafter by wire transfer of immediately available funds to an account designated in writing by the Purchaser.

(d)  If the Company terminates this Agreement pursuant to Section 7.1(g) and the Company has not otherwise breached this Agreement, the Purchaser shall pay US$3,000,000 (the “Reverse Breakup Fee”) to the Company or as directed by the Company as promptly as reasonably practicable (and, in any event, within two business days following such termination), by wire transfer of immediately available funds to an account designated in writing by the Company.

(e)  The parties hereto agree and understand that in no event shall the Company or the Purchaser be required to pay the Breakup Fee or the Reverse Breakup Fee, respectively, on more than one occasion.

(f)  Each of the Company and the Purchaser acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, the Purchaser and the Company would not enter into this Agreement and (iii) neither the Breakup Fee nor the Reverse Breakup Fee is a penalty.

(g)  In the event that the Company shall fail to pay the Breakup Fee when due or the Purchaser shall fail to pay the Reverse Breakup Fee when due, the Company or the Purchaser, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section  7.2, together with interest on the amount due pursuant to this Section 7.2 from the date such payment was required to be made until the date of payment at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment, or, if lower, the maximum rate permitted to be charged by applicable Law.

7.3  Amendment.  This Agreement may be amended by the Company and the Purchaser by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing Date;  provided, however, that, after the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4  Waiver.  At any time prior to the Closing Date, the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other and (ii) waive compliance by the other with any of the representations, agreements or conditions contained herein; provided, however, that (x) the obtaining of the Company Stockholder Approval and the approval of the Charter Amendments as set forth in Section 6.1(a) (and Section 6.3 as it relates to obtaining of the Company Stockholder Approval and the approval of the Charter Amendments) shall not be capable of waiver by the Purchaser and (y) after the Company Stockholder Approval, there shall not be any extension or waiver of this Agreement which decreases the Offer Price or the Offer Size or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8
GENERAL PROVISIONS

8.1  Non-Survival of Representations, Warranties and Covenants.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing Date.  This Section 8.1 shall not limit (x) any covenant or agreement of the parties which by its terms contemplates performance after the Closing Date or (y) this Article 8.

8.2  Fees and Expenses.  All Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3  Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to the Purchaser, addressed to it at:

PT Media Nusantara Citra Tbk
Menara Kebon Sirih
Jl. Kebon Sirih 17-19
Jakarta 10340
Indonesia
Tel: (62-21) 390 9211
Fax:  (62-21) 390 9174
Attention: Hary Tanoesoedibjo
Email: hary.tanoesoedibjo@mediacom.co.id

with a copy to (for information purposes only):

Latham & Watkins LLP
9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel:  (65) 6536-1161
Fax:  (65) 6536-1171
Attention:  Jake Redway
Email:  james.redway@lw.com

If to the Company, addressed to it at:

Linktone Ltd
12 Floor Cross Tower, 318 Fuzhou Road
Shanghai, PRC 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1559
Attention: Michael Li
Email: Michael.li@linktone.com

with a copy to (for information purposes only):

Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong
Tel:  (852) 2533-3300
Fax:  (852) 2533-3388
Attention:  Mark Lehmkuhler
Email:  mark.lehmkuhler@dpw.com

8.4  Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any offer or proposal from any Person other than the Purchaser or any of its affiliates concerning any (a) merger, consolidation, other business combination or similar transaction involving the Company, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests in any Company Subsidiary) or any Company Subsidiary representing 10% or more of the consolidated assets, revenues or net income of the Company Group, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 10% or more of the voting power of the Company to other Person other than the Purchaser or any of its affiliates, (d) transaction in which any Person other than the Purchaser or any of its affiliates will acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 10% or more of the voting power of the Company or (e) any combination of the foregoing (in each case, other than the Offer and the Subscription).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Affiliated Companies” means each of the following:

(a)  Shenzhen Yuan Hang Technology Co., Ltd,

(b)  Beijing Lian Yu Interactive Technology Development Co., Ltd,

(c)  Beijing Cosmos Digital Technology Co., Ltd.,

(d)  Shanghai Weilan Computer Co, Ltd.,

(e)  Hainan Zhong Tong Computer Network Co., Ltd.,

(f)  Beijing Lian Fei Wireless Communications Technology Co., Ltd.,

(g)  Zhong Qin Weilian Cultural Communication Co., Ltd.,

(h)  Shanghai Qimingxing E-commerce Co., Ltd.,

(i)  Shanghai Unilink Co., Ltd.,

(j)  Shanghai Ling Yu Cultural and Communication Ltd., and

(k)  Beijing Ojava Wireless Information Technology Co., Ltd.

“Affiliated Licenseholders” means each Affiliated Company which holds a Telecom License, being (as of the date of this Agreement):

(a)  Beijing Lian Yu Interactive Technology Development Co., Ltd,

(b)  Beijing Cosmos Digital Technology Co., Ltd.,

(c)  Shanghai Weilan Computer Co, Ltd.,

(d)  Hainan Zhong Tong Computer Network Co., Ltd.,

(e)  Beijing Lian Fei Wireless Communications Technology Co., Ltd.,

(f)  Shanghai Qimingxing E-commerce Co., Ltd.,

(g)  Shanghai Unilink Co., Ltd., and

(h)  Beijing Ojava Wireless Information Technology Co., Ltd.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Shanghai, Jakarta or the City of New York.

“China Mobile Agreements” means each of the Company Material Contracts which have been entered into between the Company or any other member of the Company Group and China Mobile Communications Corporation (China Mobile) and its respective subsidiaries or affiliates.

“China Unicom Agreements” means each of the Company Material Contracts which have been entered into between the Company or any other member of the Company Group and China United Telecommunications Corporation (China Unicom) and its respective subsidiaries or affiliates.

“Company Benefit Plan” means any employee benefit plan, policy, program practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of any member of the Company Group which are maintained, sponsored or contributed to by the Company or any other member of the Company Group or under which any member of the Company Group has any obligation or liability, whether actual or contingent, including all incentive, bonus, deferred compensation, vacation, holiday, medical, disability, stock purchase, stock option, stock appreciation or other stock-based compensation plans, policies, programs, practices or arrangements.

“Company Group” means the Company, the Company Subsidiaries and the Affiliated Companies.

“Company Subsidiaries” means each of the following:

(a)  Brilliant Concept Investments Ltd,

(b)  Wang You Digital Technology Co., Ltd.,

(c)  Shanghai Linktone Consulting Co., Ltd.,

(d)  Shanghai Huitong Information Co., Ltd.,

(e)  Shanghai Linktone Internet Technology Co., Ltd.,

(f)  Linktone Software Co., Ltd.,

(g)  Ojava Overseas Ltd., and

(h)  Beijing RuiDa Internet Technology Co., Ltd.

“Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that:

(i) is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company Group, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company

Material Adverse Effect: (a) changes generally affecting the economy, financial markets or political or regulatory conditions, to the extent such changes do not adversely affect the Company Group in a disproportionate manner relative to other participants in the same industries in the same geographic area in which the Company Group operates, (b) changes in the industries in which the Company Group operates, to the extent such changes do not adversely affect the Company Group in a disproportionate manner relative to other participants in the same industries in which the Company Group operates in the same geographic area in which the Company Group operates, (c) any conditions arising out of acts of terrorism or war, weather conditions or other force majeure events, to the extent such conditions do not adversely affect the Company Group in a disproportionate manner relative to other participants in the same industries in which the Company Group operates in the same geographic area in which the Company Group operates, (d) the announcement of the execution of this Agreement or the pendency or consummation of the Offer or the Subscription (including any loss or departure of officers or other employees of any member of the Company Group or the termination, reduction (or potential reduction) or any other negative development (or potential negative development) in the relationships between any member of the Company Group and any of its customers, suppliers, distributors or other business partners, in each case to the extent that such event arises from or in connection with such announcement) (e) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement, (f) any actions taken, or failure to take action, in each case, to which the Purchaser has expressly consented or requested, (g) any changes in Law or in GAAP (or the interpretation thereof), (h) any changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, (i) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, or (j) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the transactions contemplated hereby (it being understood, however, that the underlying cause of or causes of any of the foregoing changes may nonetheless be deemed to constitute a Material Adverse Effect); or

(ii) prevents or materially delays consummation of the Subscription by the Company or performance by the Company of any of its material obligations under this Agreement.

“Company Option” means any unexpired and unexercised option to purchase Shares.

“Company Stock Option Plan” means each of the plans described in Schedule 1 hereto.

“Contracts” means any of the agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents, Schedule 14D-9 and Proxy Statement and any solicitation of stockholder approvals and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles as applied in the U.S.

“Governmental Entity” means any nation, federal, state, county municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Intellectual Property” means all (a) patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) mask work rights and registrations and applications for registration thereof, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor; (f) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, traffic data, financial information, pricing and cost information, bills of material, or other similar information), (g) URL and domain name registrations, (h) inventions (whether or not patentable) and improvements thereto, (i) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing, and (j) other proprietary or intellectual property rights now known or hereafter recognized, in each case as and to the extent that the same may be recognized under the laws of any jurisdiction.

“Interim Financial Statements” means the consolidated unaudited financial statements of the Company (comprising an income statement, balance sheet and statement of cash flows) for the six-month period ended June 30, 2007, which have been prepared in accordance with GAAP.

“Key Contract” means each of the VIE Agreements, the China Unicom Agreements, the China Mobile Agreements and the QTV Agreements.

“knowledge” of a Person means actual knowledge of any senior executive officer of the Person after due inquiry.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Offer Commencement Date” means the date on which the Offer is commenced pursuant to Section 1.2(a).

“on an adjusted basis” means, as of any specified date, (i) the number of Shares outstanding as of such date, plus (ii) the number of Shares represented by all ADSs outstanding as of such date, plus (iii) the number of Shares or ADSs convertible into, exchangeable for or exercisable into from all other Equity Securities in the Company,plus (iii) the number of Shares the Company is then required to issue pursuant to any other rights or other obligations outstanding at such date;

 “Other Filings” means all filings made by, or required to be made by, the Company with the SEC, other than the Schedule 14D-9 and the Proxy Statement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising by operation of Law, (c) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) pledges or deposits to secure obligations under workers’compensation Laws or similar legislation or to secure public or statutory obligations, (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any member of the Company Group; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Document, (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not have or reasonably be expected to have a Company Material Adverse Effect.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“PRC” means the People’s Republic of China, excluding for purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Purchaser Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Subscription or performance by the Purchaser of any of its material obligations under this Agreement.

“QTV Agreements” means each of the Company Material Contracts which have been entered into between the Company or any other member of the Company Group and Chinese Youth League Internet, Film and Television Center in relation to Qinghai Satellite Television, including the Cooperation Framework Agreement dated 26 April 2003 between Chinese Youth League Internet, Film and Television Center and Qinghai Television Station.

“RMB” means the legal tender of the PRC.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Substitute Transaction” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the aggregate equity interests in

Company or the surviving or resulting entity of such transaction, as the case may be, following the consummation thereof, (B) a sale or other disposition by the Company of assets representing in excess of 20% of the aggregate fair market value of the business of the Company Group immediately prior to such sale or (C) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or subscription for new shares), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 20% of the voting power of the then outstanding shares of capital stock of the Company.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “10%” shall be replaced by “50%”) made by a third party which was not solicited by the Company, any other member of the Company Group, any Company Representative or any other Company affiliate in breach of Section 5.4 and which, in the good faith judgment of the Company Board (after consultation with its financial advisor and outside counsel), taking into account the various legal, financial and regulatory aspects of such Acquisition Proposal, including the financing terms thereof and the likelihood of consummation by the Person making such proposal if accepted, is more favorable to the Company’s stockholders, from a financial point of view, than the transactions contemplated by this Agreement.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Telecom License” means operating licenses for the provision of value-added telecommunications services issued by the State Council, the Ministry of Information Industry, the State Administration of Radio, Film and Television or any other Authority in the People’s Republic of China pursuant to the Telecommunications Regulations (2000), the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), the Administrative Measures for Telecommunications Business Operating Licenses (2001), the Circular on Certain Issues Regarding Standardization of SMS Services (2004) and any other Law applicable to providers of value-added telecommunications services in the People’s Republic of China.

“U.S.” means the United States of America.

“US$” means the legal tender of the U.S.

“VIE Agreements” means each of the arrangements and agreements described under the heading “Arrangements with Consolidated Affiliates” in item 5 of the Company’s 2006 Annual Report on Form 20-F filed with the SEC on July 13, 2007.

8.5  Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“ADS”	Recitals
“Agreement”	Preamble
“Breakup Fee”	Section 7.2(b)
“Change of Board Recommendation”	Section 5.4(a)
“Charter Amendments”	Section 1.4(b)
“Closing Date”	Section 1.4(a)
“Company”	Preamble
“Company Board”	Recitals

“Company Board Recommendation”	Recitals
“Company Charter”	Section 3.1(a)
“Company Financial Statements”	Section 3.7(b)
“Company Material Contracts”	Section 3.13(a)
“Company Representatives”	Section 5.3(a)
“Company SEC Documents”	Section 3.7(a)
“Company Stockholder Approval”	Section 3.23
“Confidentiality Agreement”	Section 5.3(b)
“Exchange Act”	Section 1.2(a)
“Expiration Date”	Section 1.2(d)
“Fairness Opinion”	Section 3.20
“Indemnified Person”	Section 5.10(a)
“Initial Expiration Date”	Section 1.2(d)
“Insurance Policies”	Section 3.18
“Nasdaq”	Section 1.2(d)
“Notice Period”	Section 5.4(d)(i)
“Offer”	Recitals
“Offer Documents”	Section 1.2(f)
“Offer Price”	Recitals
“Offer Size”	Section 1.2(a)
“Offer to Purchase”	Section 1.2(c)
“Outside Date”	Section 7.1(e)
“Proxy Statement”	Section 1.1(a)
“Purchaser”	Preamble
“Purchaser Assignee”	Section 8.10
“Purchaser Assignee Obligations”	Section 8.10
“Purchaser Designees”	Section 1.5(b)
“Purchaser Disclosure Schedule”	Article 4
“Purchaser Representatives”	Section 5.3(a)
“Purchaser Subsidiary”	Section 4.3
“Reverse Breakup Fee”	Section 7.2(d)
“Sarbanes-Oxley Act”	Section 3.7(a)
“Schedule 14D-9”	Section 1.3(a)
“Schedule TO”	Section 1.2(f)
“SEC”	Section 1.2(d)
“Shares”	Recitals
“Special Meeting”	Section 1.1(c)
“Subscription”	Recitals

8.6  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8  Entire Agreement.  This Agreement (together with the Exhibits and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9  Assignment.  The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties, provided that the Purchaser may assign any of its rights and obligations to any direct or indirect Subsidiary or affiliate of the Purchaser, but no such assignment shall relieve the Purchaser of its obligations hereunder.

8.10  Purchaser Guarantee

(a)  To the extent the Purchaser assigns this Agreement and its rights and obligations hereunder to a direct or indirect Subsidiary of the Purchaser (the “Purchaser Assignee”) pursuant to Section 8.9, the Purchaser hereby irrevocably and unconditionally guarantees to the Company the prompt and full discharge by the Purchaser Assignee of all of the Purchaser Assignee’s covenants, agreements, obligations and liabilities under this Agreement including the due and punctual payment of all amounts which are or may become due and payable by the Purchaser Assignee hereunder when and as the same shall become due and payable (collectively, the “Purchaser Assignee Obligations”), in accordance with the terms hereof.  The Purchaser acknowledges and agrees that, with respect to all Purchaser Assignee Obligations to pay money, such guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against the Purchaser Assignee.  If Purchaser Assignee shall default in the due and punctual performance of any Purchaser Assignee Obligation, including the full and timely payment of any amount due and payable pursuant to any Purchaser Assignee Obligation, the Purchaser will forthwith perform or cause to be performed such Purchaser Assignee Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.

(b)  The liabilities and obligations of the Purchaser pursuant to this Section 8.10 are unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

i.  any acceleration, extension, renewal, settlement, compromise, waiver or release in respect of any Purchaser Assignee Obligation by operation of law or otherwise;

ii.  the invalidity or unenforceability, in whole or in part, of this Agreement (including this Section 8.10);

iii.  any modification or amendment of or supplement to this Agreement (including this Section 8.10);

iv.  any change in the corporate existence, structure or ownership of the Purchaser Assignee or the Purchaser or any insolvency, bankruptcy, reorganization or other similar proceeding affecting any of them or their assets; or

v.  any other act, omission to act, delay of any kind by any party hereto or any other Person, or any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of the Purchaser hereunder.

(c)  The Purchaser hereby waives any right, whether legal or equitable, statutory or non-statutory, to require the Company to proceed against or take any action against or pursue any remedy with respect to the Purchaser Assignee or any other Person or make presentment or demand for performance or give any notice of nonperformance before the Company may enforce its rights hereunder against the Purchaser.

(d)  Upon performance by the Purchaser of any Purchaser Assignee Obligation, the Purchaser shall be subrogated to the rights of the Company against the Purchaser Assignee with respect to such Purchaser Assignee Obligation; provided that the Purchaser shall not enforce any Purchaser Assignee Obligation by way of subrogation against the Purchaser Assignee while any Purchaser Assignee Obligation is due and unperformed by the Purchaser Assignee.

8.11  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.10, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.12  Mutual Drafting; Interpretation.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.13  Governing Law; Dispute Resolution.

(a)  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York.

(b)  Any dispute arising out of or in connection with this Agreement shall be referred for resolution to a committee composed of the Chief Executive Officer of the Company and the Chief Executive Officer of the Purchaser.  If the committee is not able to resolve the dispute within 30 days, the matter shall be referred to and finally resolved by in English at the Singapore International Arbitration Center under the Arbitration Rules of the International Chamber of Commerce in force at the time.  The dispute shall be resolved by one arbitrator appointed by the parties.  If the parties cannot agree on one arbitrator, the dispute shall be resolved by three arbitrators, one appointed by the Company, one appointed by the Purchaser and the third appointed by the first two arbitrators.  Any award is final and may be enforced in any court of competent jurisdiction.  The award shall apportion the costs of arbitration.  The parties shall duly and punctually perform their obligations hereunder pending, issuance of the arbitral award.

(c)  Each party irrevocably submits itself to the nonexclusive jurisdiction of any court of competent jurisdiction in Singapore in connection with any proceeding in aid of arbitration arising out of this Agreement or the transactions contemplated thereby.  Each party waives and agrees not to assert any claim of lack of jurisdiction, of inconvenient forum, of improper venue or that this Agreement may not be enforced in that court.  Final judgment against a party in any court of competent jurisdiction may be enforced in other jurisdictions by suit on the judgment.  A certified or true copy is conclusive evidence of any judgment.

8.14  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.15  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

8.16  Non-Recourse.  Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein.  No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company or the Purchaser or any of their respective affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company or the Purchaser under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

[Remainder of page intentionally left bank]

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PT MEDIA NUSANTARA CITRA TBK

By:	/s/ Hary Tanoesoedibjo
	Name:	Hary Tanoesoedibjo
	Title:	Group CEO

LINKTONE LTD

By:	/s/ Michael Li
	Name:	Michael Li
	Title:	Chief Executive Officer

Exhibit A

Charter Amendments

Limitation on Transactions with Shareholders and Affiliates.

(a)           The Company will not, and will not permit any subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder, or any Affiliate of any holder, of 5% or more of any class of share capital of the Company or (y) any Affiliate of the Company or any subsidiary of the Company (a “Related Party Transaction”), except upon fair and reasonable terms no less favorable to the Company or the subsidiary than could be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate of the Company.

“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(b)           Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of US$1,000,000 must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a board resolution.  Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of US$10,000,000 must in addition be approved by a majority of the shareholders who are disinterested in the subject matter of the transaction pursuant to a Special Resolution.

(c)           The foregoing paragraphs do not apply to

(1)         any transaction between the Company and any of its wholly owned subsidiaries or between wholly owned subsidiaries of the Company;

(2)         the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(3)         the payment of dividend or other distribution on shares of the share capital of the Company held by persons other than the Company or any of its subsidiaries; or

(4)         transactions or payments pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business.

Schedule 1

Summary of Company Stock Option Plans

2003 Stock Incentive Plan

The Company’s board of directors and shareholders adopted the Company’s 2003 Plan in November 2003. Under the 2003 Plan, the Company may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. As of December 31, 2006, the Company’s board of directors had authorized the issuance of an aggregate of up to 25,570,400  of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

Types of Awards. Awards that can be granted under the 2003 Plan consist of:

• ordinary shares of the Company,
• options to purchase the Company’s ordinary shares,
• dividend equivalent rights, the value of which is measured by the dividends paid with respect to the Company’s ordinary shares,
• stock appreciation rights the value of which is measured by appreciation in the value of the Company’s ordinary shares, and

•  any other securities the value of which is derived from the value of the Company’s ordinary shares and which can be settled for cash, the Company’s ordinary shares or other securities or a combination of cash, the Company’s ordinary shares or other securities.

Plan Administration. The compensation committee of the Company Board, pursuant to delegated authority, currently administers the 2003 Plan.

Eligibility. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although ISOs may only be issued to the Company’s employees or the employees of the Company’s subsidiaries.

Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2003 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2003 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will be terminated unless the award is assumed by the successor company or its parent company. Assumed options automatically become fully vested and exercisable if the grantee is terminated by the successor company without cause within 12 months of the corporate transaction.

In the event of a change in control of the Company (other than a change in control which is also a specified corporate transaction described in the paragraph above), and upon the termination of the continuous service of a grantee without cause by the Company or our related parties (including the Company’s subsidiaries or other entities in which the Company or its subsidiaries hold a substantial ownership interest) within 12 months after such change in control, the grantee’s awards will become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value).

Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.” Pursuant to the evergreen provision, as of

January 2, 2007 the number of ordinary shares available under the 2003 Plan was increased by 6,646,699 shares, resulting in a total of 32,217,099  shares authorized for issuance under the 2003 Plan.

Awards. Awards under the 2003 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by the Company Board. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with the Company may exercise any part or all of the award prior to full vesting of the award.

Exercise Price and Term of Stock Options. An option may be exercised when a holder delivers a written notice of such exercise to the Company. The option price to exercise the option for the Company’s ordinary shares must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by the Company, such as in a combination of cash and whole ordinary shares or by cashless exercise of options through a broker-dealer).

Under the 2003 Plan, the exercise price for the options is specified in the award agreement for those options. In any event, the exercise price of ISOs cannot be less than the fair market value of the Company’s ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10.0% of the combined voting power of all classes of the Company’s share capital, the option price may not be less than 110.0% of the fair market value of the Company’s ordinary shares on the date of grant of such ISO. To the extent that the aggregate fair market value of the Company’s ordinary shares subject to options granted as ISOs under the 2003 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as NQSOs.

The exercise price for NQSOs is determined by the administrator of the 2003 Plan.

The term of all ISOs and NQSOs will be stated in the applicable award agreement. The term of an ISO cannot exceed 10 years. In addition, the term of an ISO granted to a person, who, at the time of grant, owns stock possessing more than 10.0% of the combined voting power of all classes of the Company’s share capital, is limited to five years from the date of the grant of the award.

Termination of Service. The period following the termination of a grantee’s employment with the Company during which the grantee can exercise his or her option, if any, will be provided in the award agreement, and it cannot end later than the last day of the original term of the award. Any ISO granted under the 2003 Plan, if  not exercised within the time period provided by law for the exercise of ISOs following the termination of a grantee’s employment with the Company, shall automatically convert to a NQSO thereafter.

Amendment or Termination of 2003 Plan. Under the 2003 Plan, the Company Board may at any time terminate, suspend, or amend the 2003 Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The 2003 Plan will expire on the tenth anniversary of the date that it was approved by the shareholders.

2000-1 Employee Stock Option Scheme

In November 2003, the Company’s board of directors approved the 2000-1 Scheme which governs all of the Company’s stock option grants outstanding as of that date for an aggregate of 29,991,700 ordinary shares. It is anticipated that all future stock incentive awards will be granted pursuant to the 2003 Plan or any other plan which is adopted from time to time. The 2000-1 Scheme is substantially identical to the 2003 Plan in all material aspects, except for the following:

Awards. Awards granted under the 2000-1 Scheme consist only of options for the Company’s ordinary shares.

Evergreen Provision. The 2000-1 Scheme does not contain an evergreen provision as described above.

Exercise Price. NQSOs granted pursuant to the 2000-1 Scheme can have an exercise price of no less than 85% of the fair market value of our ordinary shares on the date of grant.

Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2000-1 Scheme’s provision for acceleration of the vesting of awards upon the occurrence of specific significant corporate transactions does not depend on whether the options are assumed by the successor company or its parent company. In addition, the vesting of awards will accelerate in the event of a change in control of our company whether or not the grantee’s continuous service is terminated without cause by the Company or its related parties within 12 months after such change in control.

EXHIBIT B

December 19, 2007

Linktone Ltd.
12/F Cross Tower
318 Fu Zhou Road, Huang Pu District
Shanghai, 200001
The People’s Republic of China

Attention:  Michael Li, Chief Executive Officer

Dear Michael:

Reference is made to the Acquisition Agreement (the “Agreement”) dated as of November 28, 2007 among PT Media Nusantara Citra Tbk (“MNC”), a limited liability company incorporated under the laws of the Republic of Indonesia, and Linktone Ltd. (“Linktone”), a company incorporated under the laws of the Cayman Islands.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

Pursuant to Article 7.4 of the Agreement, MNC hereby agrees to extend , the time period granted to Linktone to furnish the Proxy Statement to its stockholders under Article 1.1(c) by 2 Business Days.  MNC accordingly agrees that Linktone shall not be in breach of its obligation to furnish the Proxy Statement to its stockholders under Article 1.1(c) of the Agreement provided that the Proxy Statement is furnished to stockholders on or prior to December 21, 2007, New York City Time, being the date falling 17 Business Days after the date of the Agreement.

Other than as expressly set forth herein, nothing in this letter is intended, or shall be construed, so as to effect an amendment to any other provision of the Agreement. This letter will be governed by and construed under the laws of the State of New York, without regard for conflicts of law principles.

This letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Please sign below in the space provided to indicate your agreement and acceptance of the terms of this letter.

[Signature Page Follows]

B-1

PT MEDIA NUSANTARA CITRA TBK

By:	/s/ Hary Tanoesoedibjo
	Name:	Hary Tanoesoedibjo
	Title:	Group President and CEO

Acknowledged and agreed:

LINKTONE LTD.

By:	/s/ Michael Guangxin Li
	Name:	Michael Guangxin Li
	Title:	Chief Executive Officer

B-2

EXHIBIT C

November 28, 2007

Board of Directors
Linktone Ltd
12F, Cross Tower
No. 318 Fu Zhou Road
Shanghai 200001
People’s Republic of China

Members of the Board:

We understand that Linktone Ltd (the “Company”) and PT Media Nusantara Citra Tbk (the “Purchaser”) propose to enter into an Acquisition Agreement, substantially in the form of the draft dated November 28, 2007 (the “Acquisition Agreement”), which provides, among other things, for (i) the tender offer (the “Offer”) by the Purchaser for 6,000,000 American Depositary Shares of the Company (“ADSs”), representing 60,000,000 ordinary shares of the Company, par value US$0.0001 per share (the “Shares”) at a price of US$0.38 per Share (the “Offer Price”) net to the seller in cash (subject to applicable withholding taxes), and (ii) the purchase by the Purchaser (the “Subscription” and together with the Offer, the “Transaction”) of up to 252,000,000 Shares, but not less than 180,000,000 Shares, from the Company at a price per Share equal to the Offer Price, net to the Company in cash (subject to applicable withholding taxes), such that the Purchaser will hold, following the consummation of the Transaction, not less than 51% of the total outstanding Shares on a fully-diluted basis.  The terms and conditions of the Transaction are more fully set forth in the Acquisition Agreement.

You have asked for our opinion as to whether the consideration to be paid by the Purchaser in the Transaction is fair from a financial point of view to the holders of Shares and ADSs (other than the Purchaser and its affiliates).

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	reviewed certain financial projections prepared by the management of the Company;

(d)	reviewed certain publicly available financial projections of the Company prepared by equity research analysts, as discussed with the management of the Company;

(e)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(f)	reviewed the reported prices and trading activity for the Shares;

(g)	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

(h)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(i)	participated in discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

(j)	reviewed the Acquisition Agreement and certain related documents; and

(k)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion.  With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.  In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Acquisition Agreement without any waiver, amendment or delay of any terms or conditions.  We have relied upon, without independent verification, the assessment by the management of the Company of the validity of, and risks associated with, the Company’s products and services and the strategic rationale for the Transaction.  We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Transaction.  We are not legal, tax or regulatory advisors.  We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters.  We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.  Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have not been asked to express, and we are not expressing, any opinion herein as to any other transaction other than the Transaction, nor have we been asked to express, and we are not expressing, any opinion herein as to the relative merits of or consideration paid in the Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, portions of which are contingent upon rendering this financial opinion and execution of the Acquisition Agreement, and a substantial portion of which is contingent upon the closing of the Transaction.  Morgan Stanley is also eligible to receive a fee, at the Company’s discretion, upon the execution of the Acquisition Agreement on or before November 28, 2007.  Morgan Stanley may seek to provide financial advisory and financing services to the Purchaser and the Company in the future and expects to receive fees for the rendering of these services.  In the ordinary course of our securities underwriting, trading, brokerage, foreign exchange, commodities and derivatives trading, prime brokerage, investment management, financing and financial advisory activities, Morgan Stanley or its affiliates may at any time hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of the Purchaser, the Company or any other company or any currency or commodity that may be involved in the Transaction or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley employees in accordance with our customary practice.  This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the United States Securities and Exchange Commission (the “SEC”) in connection with the Transaction if such inclusion is required by applicable law and except that this opinion may be referred to in any filing the Company is required to make with the SEC in connection with the Transaction and in any proxy statement or other communication that the Company may make to its shareholders.  In addition, this opinion does not in any manner address the prices at which the Shares or ADSs will trade following consummation of the Transaction and Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Offer or how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be paid by the Purchaser in the Transaction is fair from a financial point of view to the holders of Shares and ADSs (other than the Purchaser and its affiliates).

Very truly yours,

MORGAN STANLEY ASIA LIMITED

By:	/s/ Edward King
Edward King
Managing Director

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF LINKTONE LTD.
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2008

The undersigned shareholder of Linktone Ltd., a Cayman Islands exempted company (the ”Company”), hereby acknowledges receipt of the notice of the special meeting of shareholders and proxy statement, each dated December 21, 2007, and hereby appoints Michael Guangxin Li and Colin Sung or any one of them, as proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the special meeting of shareholders of the Company to be held on January 30, 2008 at 2:00 p.m., Beijing time, at the Company’s principal executive offices at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, the People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of the special meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will not be counted as a vote for or against the proposals, but will count towards the quorum requirement.

(Continued and to be marked, dated and signed on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

s FOLD AND DETACH HERE s

Mark Here for Address Change or Comments	☐
PLEASE SEE REVERSE SIDE

FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: To approve the adoption of the acquisition agreement by and between Linktone and PT Media Nusantara Citra (“MNC”) dated as of November 28, 2007 and the issuance of up to 252,000,000 ordinary shares to MNC representing up to 51% of the outstanding shares of the Company after giving effect to such issuance.
☐	☐	☐

FOR	AGAINST	ABSTAIN
PROPOSAL NO. 2: To approve AS A SPECIAL RESOLUTION an amendment to Linktone’s Amended and Restated Memorandum and Articles of Association to require that material transactions between the Company and any holder of 5% or more of Linktone’s share capital be approved (i) by a majority of the disinterested directors of our board, in the case of transactions valued at or above US$1 million, and (ii) by holders of a majority of the shares held by our disinterested shareholders, in the case of transactions valued at or above US$10 million. (Please refer to the proxy statement furnished herewith for the proposed amendment language.)
☐	☐	☐

FOR ALL NOMINEES	AGAINST ANY NOMIINEE	ABSTAIN
PROPOSAL NO. 3: To elect PT Media Nusantara Citra’s (“MNC”) designees to the Company’s board of directors, subject to and effective upon the consummation of the subscription and purchase described in the acquisition agreement between Linktone and MNC dated as of November 28, 2007.
☐	☐	☐

Name	Age	Position	Class	Term of Office	WRITE THE NUMBER OF THE NOMINEES BELOW FOR WHICH YOU ARE AGAINST. YOUR SHARES WILL BE VOTED FOR THE NOMINEES NOT LISTED BELOW.	WRITE THE NUMBER OF THE NOMINEES BELOW WHOM YOU ARE ABSTAINING FROM VOTING FOR OR AGAINST; YOUR HARES WILL BE VOTED FOR THE NOMINEES NOT LISTED BELOW.

1 Hary Tanoesoedibjo	42	Chairperson of the board	III	Until 2010
2 Elaine La Roche	57	Vice-Chairperson of the board	I	Until 2008
3 Felix Ali Chendra	47	Director	III	Until 2010
4 Sutanto Hartono	40	Director	II	Until 2009
5 Thomas Hubbs	63	Director	I	Until 2008
6 Allan Kwan	48	Director	II	Until 2009
7 Michael Guangxin Li	40	Chief Executive Officer and Director	II	Until 2009
8 Agus Mulyanto	59	Director	III	Until 2010
9 Colin Sung	41	Chief Financial Officer and Director	I	Until 2008
10 Jun Wu	35	Director	III	Until 2010

This proxy card shall be returned no later than
January 27, 2008 at 10:00 am EST.
Therefore, please date, sign and mail/fax this
proxy card back as soon as possible to:
Jordan Kovler
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Phone: (212) 493-6990
Fax: (212) 809-8839
If faxed, please mail the original signed proxy card to the above address.

SHAREHOLDER NAME:  _____________ Signature ______________________ Signature_______________Dated: ___________________
THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE.  PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE.  IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN.

s FOLD AND DETACH HERE s